GREENE COUNTY BANCSHARES


GREENE COUNTY BANK
GREENE COUNTY BANK

2001 Annual Report

Greene County Bancshares, Inc.
MAIN AND DEPOT STREETS
POST OFFICE BOX 1120
GREENEVILLE, TENNESSEE 37744-1120

TELEPHONE (423) 639-5111

My Fellow Shareholders:

For many of us, the events of this past year brought war to our doorsteps for the very first time. For others, it was a painful reminder of a similar cause for national alarm some 60 years ago. We offer our condolences to the families of those who perished in New York, in Washington DC and in an empty field in Pennsylvania, heroes all.

And, at this time of national resolve, as our country remains at war and as our fellow citizens serve in uniform halfway across the globe and right here in our neighborhoods, we offer our appreciation and support to those who would place themselves willingly in harm's way to protect us and safeguard our freedoms. As we move forward, we are mindful of the President's admonition that our ability to maintain normalcy in these turbulent times is a critical step in the eventual path to victory.

In 2001, we continued to move forward, growing your Company as we expanded the number of communities in which we provide the high quality of banking services for which we have become known.

I am pleased to report to you that 2001 was a solid year of growth and profitability for Greene County Bancshares. As a result of the hard work of your Board and the men and women of Greene County Bank and its affiliates, we met the challenges of a difficult interest rate environment head-on and it resulted in record earnings, record asset size, increased book value of your shares and an unbroken stream of dividend payments.

Highlights of our year included the following:

> *Record Earnings.* – Our earnings for the year were $9.4 million, or $1.38 per share, which was a 71% increase over last year's earnings. We attribute this achievement to the hard work of our employees as well as their diligent execution of our careful strategy to seek opportunities for profitable growth while carefully managing the assets already entrusted to us.
>
> *Record Asset Size.* – The Company passed a new milestone in asset size, exceeding the $800 million mark for the first time. At December 31, 2001, we had $811.6 million in assets, a 2.85% increase from our $789.1 million in assets for 2000. As a result, Greene County Bank remained the largest community bank in East Tennessee. We are careful about how we grow, but we also recognize that our size permits us to offer local banking to more communities in our market area.
>
> *Continued Dividend Payments.* – It is always a great pleasure for your Board to be able to declare dividends, and 2001 was no exception. Stockholders received a dividend each quarter, and also received an increase in the dividend rate in the fourth quarter. Total dividends were $3.8 million in 2001, representing cash payments of 56¢ per share– the 12th consecutive year of dividend increases.

Continued Branch Growth. – The Company continued to move forward into new communities, buying branches in 2001 from Wachovia Bank and SunTrust Bank. As a result, we strengthened our market position in East Tennessee and expanded our services into North Carolina.

With these results, and our strong Board and management, we believe we are well prepared to take advantage of more opportunities as they arise.

Our success is due in no small part to the diligent and faithful efforts of Ralph T. Brown, who will be retiring from the Board of Directors at this year's annual meeting. Dr. Brown has been a member of the Board of Directors of the Bank since 1979, and of this Company since 1985. During his tenure, the Board has been fortunate to benefit from his wisdom, insight and judgment as the Company has grown from a small community bank to a significant financial institution in East Tennessee. We appreciate the active role that Dr. Brown has taken on the Board over these great many years, and we look forward to his continuing advice as he assumes his new role as a Director Emeritus of the Board

We also pause to offer our condolences to the family of Harrison Lamons, who passed away in January 2002. Mr. Lamons served as a director of the Company for many years and was a Director Emeritus following his retirement from the Board. This Company and this community have benefited from his long-time involvement and contributions. He will surely be missed.

I know I speak for all my fellow stockholders in thanking our employees for their outstanding efforts in 2001. And I want to personally thank you for your continued support and commitment of Greene County Bank. These are challenging times, for our Bank and for our country. We will continue to strive to meet the challenge.

As always, we welcome your questions, comments and suggestions.

R. Stan Puckett

R. Stan Puckett
Chairman of the Board, President
and Chief Executive Officer

SELECTED FINANCIAL DATA

	2001	2000	1999	1998	1997
			(Dollars in Thousands)		
Total interest income	$ 67,964	$ 67,696	$ 55,229	$ 50,792	$ 49,005
Total interest expense	28,463	29,143	19,742	18,572	19,144
Net interest income	39,501	38,553	35,487	32,220	29,861
Provision for loan losses	(5,959)	(8,009)	(3,133)	(3,417)	(5,953)
Net interest income after provision for loan losses	33,542	30,544	32,354	28,803	23,908
Non-interest income:					
Investment securities gains	—	—	—	—	2
Other income	9,593	6,568	6,331	4,555	3,919
Non-interest expense	(28,665)	(29,393)	(24,610)	(20,462)	(17,009)
Income before income taxes	14,470	7,719	14,075	12,896	10,820
Income tax expense	(5,047)	(2,206)	(5,250)	(4,690)	(3,990)
Net income	$ 9,423	$ 5,513	$ 8,825	$ 8,206	$ 6,830
Per Share Data:[1]					
Net income, basic	$ 1.38	$ .81	$ 1.30	$ 1.21	$ 1.01
Net income, assuming dilution	$ 1.38	$ .80	$ 1.29	$ 1.20	$ 1.01
Dividends declared	$ 0.56	$ 0.55	$ 0.52	$ 0.46	$ 0.38
Book value	$ 10.06	$ 9.24	$ 8.94	$ 8.16	$ 7.40
Financial Condition Data:					
Assets	$ 811,612	$ 789,117	$ 656,012	$ 568,179	$ 534,102
Loans, net	$ 679,271	$ 657,065	$ 546,897	$ 466,661	$ 441,390
Cash and investments	$ 57,470	$ 76,816	$ 72,223	$ 49,939	$ 62,166
Federal funds sold	$ 25,621	$ 8,130	$ —	$ 24,300	$ 5,500
Deposits	$ 653,913	$ 648,641	$ 522,382	$ 459,183	$ 461,728
Notes Payable	$ 67,978	$ 59,949	$ 46,309	$ 36,627	$ 15,487
Federal funds purchased and repurchase agreements	$ 10,375	$ 4,713	$ 14,581	$ 7,216	$ 1,414
Shareholders' equity	$ 68,627	$ 63,010	$ 60,772	$ 55,386	$ 50,113
Selected Ratios:					
Interest rate spread	4.98%	5.18%	5.90%	5.96%	5.70%
Net yield on interest-earning assets	5.41%	5.67%	6.39%	6.53%	6.21%
Return on average assets	1.20%	0.75%	1.47%	1.56%	1.33%
Return on average equity	13.96%	8.58%	14.90%	15.63%	13.93%
Average equity to average assets	8.59%	8.78%	9.89%	9.97%	9.55%
Dividend payout ratio	40.53%	68.22%	40.02%	37.99%	38.08%
Ratio of nonperforming assets to total assets	1.22%	0.96%	0.96%	1.15%	0.81%
Ratio of allowance for loan losses to nonperforming assets	112.89%	154.83%	163.48%	156.34%	210.15%
Ratio of allowance for loan losses to total loans	1.61%	1.72%	1.81%	2.11%	2.01%

[1] Amounts have been restated to reflect the effect of the Company's 3-for-1 stock split affected in October 1997 and for the 5-for-1 stock split effected May 2001.

GREENE COUNTY BANCSHARES, INC.
BOARD OF DIRECTORS



(L TO R) Jerald Jaynes, Helen Horner (Emeritus), Stan Puckett



(L TO R) Charles Whitfield, Nathan Horner (Emeritus)
(Not Pictured) J.W. Douthat (Emeritus)

GREENE COUNTY BANCSHARES, INC.
BOARD OF DIRECTORS



(L TO R) Ralph T. Brown, Philip M. Bachman, W.T. Daniels



(L TO R) Davis Stroud, H.J. Moser, III, Terry Leonard

GREENE COUNTY BANCSHARES, INC.
BOARD OF DIRECTORS



(L TO R) Bruce Campbell, Charles Brooks, James Emory

GREENE COUNTY BANK
LEADERSHIP ADVISORY BOARD



(1st Row L TO R) James Richard, Myron Bernard, Terri Rymer, Paul McAffee
(2nd Row L TO R) Carlyle Walton, John Loven, Scott Sallah, Tom Hopson, Lee Duckworth, III, Cecil Mills, Charles Montgomery, Mark Williams

COCKE COUNTY BANK
ADVISORY BOARD

A Greene County Bank Office
Greeneville, Tennessee



(L TO R) Gordon Denton, Stuart Green, L.C. Gregg, Denise Shults, Clyde Dunn, Charles Manes, Hugh Wells

AMERICAN FIDELITY
LEADERSHIP ADVISORY BOARD

A Greene County Bank Office
Greeneville, Tennessee



(1st Row L TO R)	Randy Lambert, Kent Vaught, Kenny Coulter, Philip M. Bachman
(2nd Row L TO R)	Audrey Needham, John Loope, Delmar Haynes, Jim Berrong, Wayne Lequire, Larry Garner
(Not Pictured)	Ron Ivens

WASHINGTON COUNTY BANK
ADVISORY BOARD

A Greene County Bank Office
Greeneville, Tennessee



(L TO R) W.C. Rowe, Bob Armstrong, Randy Humphreys, Fred Phillips, Mark Ferguson, Dottie Stout

GREENE COUNTY BANK
AGRICULTURE ADVISORY BOARD


AGRICULTURAL DEPT.

(1st Row L TO R)	David Johnson, Johnny Ottinger, Maynard Johnson, Jimmy Peters, Bob Susong
(2nd Row L TO R)	Grady Shelton, Ralph Bowers, Anthony Price, Hugh Wells, J.W. Douthat, Charles Neas, Wayne Woolsey, Warren Gaby
(Not Pictured)	Charles McNeese

FORWARD-LOOKING STATEMENTS

The information contained herein contains forward-looking statements that involve a number of risks and uncertainties. A number of factors, including those discussed herein, could cause results to differ materially from those anticipated by such forward-looking statements. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "intends," "believes," "expects," "may," "will," "should," "seeks," "pro forma" or "anticipates," or the negatives thereof, or other variations thereon of comparable terminology, or by discussions of strategy or intentions. All forward-looking statements herein are based on information available to us as of the date this Annual Report was first mailed to our stockholders, and we assume no obligation to update any such forward-looking statements.

BUSINESS

Presentation of Amounts

All dollar amounts set forth below, other than per-share amounts and percentages, are in thousands unless otherwise noted.

The Company

Greene County Bancshares, Inc. (the "Company") was formed in 1985 and serves as the bank holding company for Greene County Bank (the "Bank"), which is a Tennessee-chartered commercial bank that conducts the principal business of the Company. At December 31, 2001, the Company maintained a main office in Greeneville, Tennessee and 29 bank branches (of which six are in leased operating premises) and 12 separate locations operated by the Bank's subsidiaries.

The Company's assets consist primarily of its investment in the Bank and liquid investments. Its primary activities are conducted through the Bank. At December 31, 2001, the Company's consolidated total assets were $811,612, its consolidated net loans, including loans held for sale, were $679,271, its total deposits were $653,913 and its total stockholders' equity was $68,627.

The Company's net income is dependent primarily on its net interest income, which is the difference between the interest income earned on its loans, investment assets and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. To a lesser extent, the Company's net income also is affected by its non-interest income derived principally from service charges and fees as well as the level of non-interest expenses such as salaries and employee benefits.

The operations of the Company are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small businesses in the Company's market area, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

The principal executive offices of the Company are located at 100 North Main Street, Greeneville, Tennessee 37743-4992 and its telephone number is (423) 639-5111.

The Bank

The Bank is a Tennessee-chartered commercial bank established in 1890 and which has its principal executive offices in Greeneville, Tennessee. The principal business of the Bank consists of attracting deposits from the general public and investing those funds, together with funds generated from operations and from principal and interest payments on loans, primarily in commercial, commercial and residential real estate loans, and installment consumer loans. The Bank also provides collection and other banking services, directly and through its finance, acceptance and title subsidiary corporations. At December 31, 2001, the Bank had 27 full service banking offices located in East Tennessee, including Greene, Washington, Blount, Hamblen, McMinn, Loudon, Hawkins, Sullivan, Cocke, and Monroe Counties. The Bank also had one full service branch located in nearby Hot Springs, North Carolina. Further, the Bank operates a trust and money management function located in Wilson County, Tennessee and doing business as President's Trust, and operates a mortgage loan operation in Knox County, Tennessee. These functions and operations are defined as Bank branches but are not considered to be full service branches.

The Bank also conducts separate businesses through three wholly owned subsidiaries. Through Superior Financial Services, Inc. ("Superior Financial"), the Bank operates ten consumer finance company offices and one collection office located in Greene, Blount, Hamblen, McMinn, Washington, Sullivan, Sevier, Knox and Hamilton Counties, Tennessee. The Bank also operates a mortgage banking operation through its main office in Knox County, Tennessee and it also has representatives located throughout the Company's branch system. Through GCB Acceptance Corporation ("GCB Acceptance"), the Bank operates a subprime automobile lending company with a sole office in Johnson City, Tennessee. Through Fairway Title Co., the Bank operates a title company headquartered in Knoxville, Tennessee and an office in Johnson City, Tennessee.

Deposits of the Bank are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC") to a maximum of $100,000 for each insured depositor. The Bank is subject to supervision and regulation by the Tennessee Department of Financial Institutions (the "Banking Department") and the FDIC. See "Regulation, Supervision and Governmental Policy."

Branch Purchases and Sale

On March 8, 2001, the Bank acquired a bank branch located in Hot Springs, North Carolina (the "North Carolina Branch") from Wachovia Bank, N.A. ("Wachovia") and sold its bank branch located in Farragut, Tennessee (the "Farragut Branch") to Wachovia. The purchase of the North Carolina Branch and the sale of the Farragut Branch were pursuant to two separate Purchase and Assumption Agreements between the Bank and Wachovia as entered into on September 20, 2000, and subsequently amended on February 7, 2001.

On December 7, 2001, the Bank acquired three bank branches located in eastern Tennessee from SunTrust Bank. In conjunction with the acquisition, the Bank closed one of its branches in Rogersville, Tennessee.

Branch Expansion

During the early and mid part of 2001, the Company continued the geographical expansion of its branch network, opening a new branch in Blount County, Tennessee along with its acquisition of the North Carolina branch and the branches acquired from SunTrust Bank referenced above. This expansion was offset, in part, by the closures of two Bank branches and four offices of Superior Financial for administrative consolidation purposes.

Lending Activities

General. The loan portfolio of the Company is comprised of commercial, commercial and residential real estate and installment consumer loans. Such loans are primarily originated within the Company's market area of East Tennessee and are generally secured by residential or commercial real estate or business or personal property located in the counties of Greene, Washington, Hamblen, Sullivan, Hawkins, Blount, Knox, McMinn, Loudon, Monroe and Cocke Counties, Tennessee.

Loan Composition. The following table sets forth the composition of the Company's loans at December 31 for each of the periods indicated.

	2001	2000	1999	1998	1997
Commercial	$ 96,122	$ 87,680	$ 68,793	$ 57,860	$ 51,661
Commercial real estate	295,002	288,254	242,574	185,063	182,837
Residential real estate	210,489	218,007	181,960	143,500	135,433
Loans held for sale	7,945	1,725	1,210	5,043	7,284
Consumer	80,314	74,882	59,508	68,092	67,227
Other	13,779	12,493	16,774	27,349	12,035
Total	703,651	683,041	570,819	486,907	456,477
Less:					
Unearned Income	(13,159)	(14,248)	(13,590)	(9,993)	(5,933)
Allowance for loan losses	(11,221)	(11,728)	(10,332)	(10,253)	(9,154)
Net loans	$ 679,271	$ 657,065	$ 546,897	$ 466,661	$ 441,390

Loan Maturities. The following table reflects at December 31, 2001 the dollar amount of loans maturing or subject to rate adjustment based on their contractual terms to maturity. Loans with fixed rates are reflected based upon the contractual repayment schedule while loans with variable interest rates are reflected based upon the contractual repayment schedule up to the contractual rate adjustment date. Demand loans, loans having no stated schedule of repayments and loans having no stated maturity are reported as due within three months.

	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
Commercial	$ 69,787	$ 23,594	$ 2,741	$ 96,122
Commercial real estate	144,192	143,787	7,023	295,002
Residential real estate	88,123	93,678	28,688	210,489
Loans held-for-sale	7,945	—	—	7,945
Consumer	16,178	63,595	541	80,314
Other	4,765	1,480	7,534	13,779
Total	$330,990	$326,134	$46,527	$703,651

The following table sets forth the dollar amount of the loans maturing subsequent to the year ending December 31, 2002 between those with predetermined interest rates and those with floating, or variable, interest rates.

	Fixed Rate	Variable Rate	Total
		(In thousands)	
Commercial	$ 26,193	$ 10,939	$ 37,132
Commercial real estate	148,675	49,937	198,612
Residential real estate	111,037	67,585	178,622
Loans held-for-sale	7,945	—	7,945
Consumer	64,227	153	64,380
Other	1,541	200	1,741
Total	$359,618	$128,814	$488,432

Commercial Real Estate Loans. The Company originates commercial loans, generally to existing business customers, secured by real estate located in the Company's market area. At December 31, 2001, commercial real estate loans totaled $295,002, or 43.43%, of the Company's net loan portfolio. The terms of such loans are generally for ten to twenty years and are priced based in part upon the prime rate, as reported in *The Wall Street Journal*. Commercial real estate loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary source of repayment, financial strength of any guarantor, strength of the tenant (if any), liquidity, leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. Generally, the Company will loan up to 80-85% of the value of improved property, 65% of the value of raw land and 75% of the value of land to be acquired and developed. A first lien on the property and assignment of lease is required if the collateral is rental property, with second lien positions considered on a case-by-case basis.

Commercial Loans. Commercial loans are made for a variety of business purposes, including working capital, inventory and equipment and capital expansion. At December 31, 2001, commercial loans outstanding totaled $96,122, or 14.15%, of the Company's net loan portfolio. The terms for commercial loans are generally one to seven years. Commercial loan applications must be supported by current financial information on the borrower and, where appropriate, by adequate collateral. Commercial loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary sources of repayment, financial strength of any guarantor, liquidity, leverage, management experience, ownership structure, economic conditions and industry-specific trends and collateral. The loan to value ratio depends on the type of collateral. Generally speaking, accounts receivable are financed at 70% of accounts receivable less than 90 days past due. If other collateral is taken to support the loan, the loan to value of accounts receivable may approach 85%. Inventory financing will range between 50% and 60% depending on the borrower and nature of inventory. The Company requires a first lien position for such loans. These types of loans are generally considered to be a higher credit risk than other loans originated by the Company.

Residential Real Estate. The Company also originates one-to-four family, owner-occupied residential mortgage loans secured by property located in the Company's primary market area. The majority of the Company's residential mortgage loans consists of loans secured by owner-occupied, single-family residences. At December 31, 2001, the Company had $210,489, or 30.99%, of its net loan portfolio in residential real estate loans. Residential real estate loans generally have a loan to value ratio of 85%. These loans are underwritten by giving consideration to the ability to pay, stability of employment or source of income, credit history and loan to value ratio. Home equity loans make up approximately 13% of residential real estate loans. Home equity loans may have higher loan to value ratios when the borrower's repayment capacity and credit history conform to underwriting standards. Superior Financial extends sub-prime mortgages to borrowers who generally have a higher risk of default than mortgages extended by the Bank. Sub-prime mortgages totaled $13,282, or 6.31%, of the Company's residential real estate loans.

Mortgage loans originated by the Bank were not previously underwritten in conformity with secondary market guidelines and therefore were not readily salable. Beginning in April 1997, the Company began selling one-to-four family mortgage loans in the secondary market to Freddie Mac through the Bank's mortgage banking operation. Sales of such loans to Freddie Mac and other mortgage investors totaled $70,809 during 2001, and the related mortgage servicing rights were sold together with the loans.

Installment Consumer Loans. At December 31, 2001, the Company's installment consumer loan portfolio totaled $80,314, or 11.82%, of the Company's total net loan portfolio. The Company's consumer loan portfolio is comprised of secured and unsecured loans originated by the Bank, Superior Financial and GCB Acceptance. The consumer loans of the Bank have a higher risk of default than other loans originated by the Bank. Further, consumer loans originated by Superior Financial and GCB Acceptance, which are finance companies rather than a bank, generally have a greater risk of default than such loans originated by commercial banks and accordingly carry a higher interest rate. Superior Financial and GCB Acceptance installment consumer loans totaled approximately $35,900, or 44.70%, of the Company's installment consumer loans. The performance of consumer loans will be affected by the local and regional economy as well as the rates of personal bankruptcies, job loss, divorce and other individual-specific characteristics.

Past Due, Special Mention, Classified and Non-Accrual Loans. The Company classifies its problem loans into three categories: past due loans, special mention loans and classified loans (both accruing and non-accruing interest).

When management determines that a loan is no longer performing, and that collection of interest appears doubtful, the loan is placed on non-accrual status. All loans that are 90 days past due are considered non-accrual unless they are adequately secured and there is reasonable assurance of full collection of principal and interest. Management closely monitors all loans that are contractually 90 days past due, treated as "special mention" or otherwise classified or on non-accrual status. Non-accrual loans that are 120 days past due without assurance of repayment are charged off against the allowance for loan losses.

The following table sets forth information with respect to the Company's non-performing assets at the dates indicated. At these dates, the Company did not have any restructured loans within the meaning of Statement of Financial Accounting Standards No. 15.

	At December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Loans accounted for on a non-accrual basis	$5,857	$4,813	$2,952	$4,159	$ 2,265
Accruing loans which are contractually past due 90 days or more as to interest or principal payments	871	475	996	872	1,583
Total non-performing loans	6,728	5,288	3,948	5,031	3,848
Real estate owned:					
Foreclosures	2,589	1,937	1,546	920	411
Other real estate held and repossessed assets	623	350	826	607	97
Total non-performing assets	$9,940	$ 7,575	$6,320	$6,558	$4,356

The Company's continuing efforts to resolve non-performing loans occasionally include foreclosures, which result in the Company's ownership of the real estate underlying the mortgage. If non-accrual loans at December 31, 2001 had been current according to their original terms and had been outstanding throughout 2001, or since origination if originated during the year, interest income on these loans would have been approximately $505. Interest actually recognized on these loans during 2001 was not significant.

Foreclosed real estate increased $652, or 33.66%, to $2,589 at December 31, 2001 from $1,937 at December 31, 2000. The real estate consists of 32 properties, of which four are commercial properties valued at $847, and the remainder are residential properties. Management expects to liquidate these properties during 2002. Management has recorded these properties at net realizable value and the subsequent sale of such properties is not expected to result in any adverse effect on the Company, subject to business and marketing conditions at the time of sale. Other real estate held and repossessed assets increased $273, or 78%, to $623 at December 31, 2001 from $350 at December 31, 2000. This increase is primarily due to enhanced repossessed activity at Superior Financial and GCB Acceptance.

Total impaired loans increased by $2,099, or 22.95%, from $9,144 at December 31, 2000 to $11,243 at December 31, 2001. This increase is reflective of additional impaired loans at Superior Financial resulting primarily from the declining local and regional economies and the effect of this decline on Superior Financial's main customer base.

At December 31, 2001, the Company had approximately $4,760 in loans that are not currently classified as non-accrual or 90 days past due or otherwise restructured and where known information about possible credit problems of borrowers caused management to have concerns as to the ability of the borrowers to comply with present loan repayment terms. Such loans were considered classified by the Company and were comprised of various consumer loans, residential real estate loans, commercial loans and commercial real estate loans. One commercial relationship in the amount of $2,104 is secured by a blanket lien on accounts receivable and equipment of the business. Subsequent to year-end, investors have offered to purchase the business assets for an amount that would substantially cover the principal amounts of the relationship. In lieu of this purchase, a bank liquidation of the collateral may not sufficiently cover the total principal amount of the relationship. This relationship was considered classified based upon cash flows of the business deemed insufficient to cover debt service. In addition, other loans included approximately $1,358 in loan balances, consisting of approximately 72 consumer loans, which were in bankruptcy status. Generally, these consumer bankruptcy loans are adequately secured and management expects substantial collection of these accounts through reaffirmation or liquidation of collateral.

<u>Allowance for Loan Losses</u>. The allowance for loan losses is maintained at a level which management believes is adequate to absorb all potential losses on loans then present in the loan portfolio. The amount of the allowance is affected by: (1) loan charge-offs, which decrease the allowance; (2) recoveries on loans previously charged-off, which increase the allowance; and (3) the provision of possible loan losses charged to income, which increases the allowance. In determining the provision for possible loan losses, it is necessary for management to monitor fluctuations in the allowance resulting from actual charge-offs and recoveries, and to periodically review the size and composition of the loan portfolio in light of current and anticipated economic conditions in an effort to evaluate portfolio risks. If actual losses exceed the amount of the allowance for loan losses, earnings of the Company could be adversely affected. The amount of the provision is based on management's judgment of those risks. During the year ended December 31, 2001, the Company's provision for loan losses decreased by $2,050 to $5,959 as the Company adjusted the allowance for loan losses to a level it deemed adequate as of December 31, 2001.

The following is a summary of activity in the allowance for loan losses for the periods indicated:

	Year Ended December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Balance at beginning of year	$ 11,728	$ 10,332	$ 10,253	$ 9,154	$ 7,330
Charge-offs:					
Commercial	(411)	(429)	(298)	(440)	(563)
Commercial real estate	(997)	(537)	(302)	(87)	(129)
Subtotal	(1,408)	(966)	(600)	(527)	(692)
Residential real estate	(669)	(800)	(407)	—	—
Consumer	(5,753)	(6,022)	(3,010)	(2,707)	(4,450)
Other	—	—	—	—	—
Total charge-offs	(7,830)	(7,788)	(4,017)	(3,234)	(5,142)
Recoveries:					
Commercial	11	43	295	216	56
Commercial real estate	54	137	—	24	4
Subtotal	65	180	295	240	60
Residential real estate	102	69	93	—	—
Consumer	1,197	926	575	673	951
Other	—	—	—	3	2
Total recoveries	1,364	1,175	963	916	1,013
Net charge-offs	(6,466)	(6,613)	(3,054)	(2,318)	(4,129)
Provision for loan losses	5,959	8,009	3,133	3,417	5,953
Balance at end of year	$ 11,221	$ 11,728	$ 10,332	$ 10,253	$ 9,154
Ratio of net charge-offs to average loans outstanding, net of unearned discount, during the period	0.94%	1.09%	0.60%	0.52%	0.96%
Ratio of allowance for loan losses to non-performing loans	166.78%	221.79%	261.70%	203.80%	237.89%
Ratio of allowance for loan losses to total loans	1.61%	1.72%	1.81%	2.11%	2.01%

Breakdown of allowance for loan losses by category. The following table presents an allocation among the listed categories of the Company's allowance for loan losses at the dates indicated and the percentage of loans in each category to the total amount of loans at the respective year-ends.

	At December 31,					
	2001		2000 (Dollars in thousands)		1999	
Balance at end of period applicable to:	Amount	Percent of loan in each category to total loans	Amount	Percent of loan in each category to total loans	Amount	Percent of loan in each category to total loans
Commercial	$ 1,852	13.66%	$ 1,602	12.84%	$ 2,168	12.05%
Commercial real estate	5,601	41.93%	6,901	42.20%	3,234	42.50%
Residential real estate	807	29.91%	947	29.90%	3,299	29.83%
Loans held-for-sale	16	1.13%	4	0.25%	—	0.21%
Consumer	2,293	11.41%	2,042	12.98%	1,305	12.47%
Other	652	1.96%	232	1.83%	326	2.94%
Totals	$11,221	100.00%	$11,728	100.00%	$10,332	100.00%

Investment Activities

General. The Company maintains a portfolio of investments to provide liquidity and an additional source of income.

Securities by Category. The following table sets forth the carrying value of the securities, by major categories, held by the Company at December 31, 2001, 2000 and 1999.

	At December 31,		
	2001	2000 (In thousands)	1999
Securities Held to Maturity:			
Obligations of state and political subdivisions	$833	$ 1,866	$ 3,321
Total	$833	$ 1,866	$ 3,321
Securities Available for Sale:			
U.S. Treasury securities and obligations of U.S. Government, corporations and agencies	$20,695	$45,242	$19,191
Obligations of state and political subdivisions	1,372	1,416	1,535
Trust Preferred Securities	6,500	—	—
Total	$28,567	$46,658	$20,726

For further information regarding securities at December 31, 2001, 2000 and 1999, see Note 2 of Notes to Consolidated Financial Statements.

Maturity Distributions of Securities. The following table sets forth the distributions of maturities of securities at amortized cost as of December 31, 2001.

	Due in One Year or Less	Due After One Year through Five Years	Due After Five Years through Ten Years (Dollars in thousands)	Due After Ten Years	Total
Federal agency obligations – available for sale	$ 1,013	$ 11,864	$ 2,538	$ 5,182	$ 20,597
Obligations of state and political subdivisions – available for sale	325	150	892	—	1,367
Obligations of state and political subdivisions – held to maturity	385	—	98	350	833
Other securities – available for sale	—	—	—	6,500	6,500
Subtotal	$ 1,723	$ 12,014	$ 3,528	$ 12,032	$ 29,297
Market value adjustment on available-for-sale securities	$ 4	$ (6)	$ 29	$ 76	$ 103
Total	$ 1,727	$ 12,008	$ 3,557	$ 12,108	$ 29,400
Weighted average yield (a)	3.98%	3.58%	5.55%	6.12%	4.89%

(a) Actual yields on tax-exempt obligations do not differ materially from yields computed on a tax equivalent basis.

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. For information regarding the amortized cost and approximate market value of securities at December 31, 2001, by contractual maturity, see Note 2 of Notes to Consolidated Financial Statements.

Deposits

Deposits are the primary source of funds for the Company. Such deposits consist of checking accounts, regular savings deposits, NOW accounts, Money Market Accounts and market rate Certificates of Deposit. Deposits are attracted from individuals, partnerships and corporations in the Company's market area. In addition, the Company obtains deposits from state and local entities and, to a lesser extent, U.S. Government and other depository institutions. The Company's policy permits the acceptance of limited amounts of brokered deposits.

The following table sets forth the average balances and average interest rates based on daily balances for deposits for the periods indicated.

	Year Ended December 31,					
	2001		2000		1999	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
			(Dollars in thousands)			
Types of deposits (all in domestic offices):						
Non-interest-bearing demand deposits	$ 49,773	—%	$ 46,010	—%	$ 42,278	—%
Interest-bearing demand deposits	162,917	2.00%	148,428	2.67%	140,009	2.57%
Savings deposits	45,137	1.80%	45,461	2.55%	47,049	2.18%
Time deposits	375,825	5.47%	353,278	5.71%	273,392	5.00%
Total deposits	$633,652		$593,177		$502,728	

The following table indicates the amount of the Company's certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2001.

Maturity Period	Certificates of Deposits
	(In thousands)
Three months or less	$ 27,504
Over three through six months	21,056
Over six through twelve months	21,737
Over twelve months	30,804
Total	$101,101

Competition

To compete effectively, the Company relies substantially on local commercial activity; personal contacts by its directors, officers, other employees and shareholders; personalized services; and its reputation in the communities it serves.

According to data as of June 30, 2001 supplied by the FDIC, the Bank ranked as the largest independent commercial bank in its market area, which includes Greene, Hamblen, Hawkins, Sullivan, Washington, Madison, Loudon, Blount and McMinn Counties, Tennessee and portions of Cocke, Monroe and Jefferson Counties, Tennessee. In Greene County, there were seven commercial banks and one savings bank, operating 22 branches and holding an aggregate of approximately $757 million in deposits as of June 30, 2001.

Under the federal Bank Holding Company Act of 1956 (the "Holding Company Act"), as amended by the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), Tennessee banks and their holding companies may be acquired by out-of-state banks or their holding companies, and Tennessee banks and their holding companies may acquire out-of-state banks without regard to whether the transaction is prohibited by the laws of any state. In addition, the federal banking agencies may approve interstate merger transactions without regard to whether such transactions are prohibited by the law of any state, unless the home state of one of the banks opts out of the Riegle-Neal Act by adopting a law that applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. The effect of the Riegle-Neal Act may be to increase competition within the State of Tennessee among banking institutions located in Tennessee and from banking companies located anywhere in the country.

Employees

As of December 31, 2001 the Company employed 372 full-time equivalent employees. None of the Company's employees are presently represented by a union or covered under a collective bargaining agreement. Management of the Company considers relations with employees to be good.

Regulation, Supervision and Governmental Policy

The following is a brief summary of certain statutes, rules and regulations affecting the Company and the Bank. A number of other statutes and regulations have an impact on their operations. The following summary of applicable statutes and regulations does not purport to be complete and is qualified in its entirety by reference to such statutes and regulations.

Bank Holding Company Regulation. The Company is registered as a bank holding company under the Holding Company Act and, as such, subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve Board (the "FRB").

Acquisitions and Mergers. Under the Holding Company Act, a bank holding company must obtain the prior approval of the FRB before (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Also, any company must obtain approval of the FRB prior to acquiring control of the Company or the Bank. For purposes of the Holding Company Act, "control" is defined as ownership of more than 25% of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank.

The Holding Company Act, as amended by the Riegle-Neal Act, generally permits the FRB to approve interstate bank acquisitions by bank holding companies without regard to any prohibitions of state law. See "Competition."

The Change in Bank Control Act and the related regulations of the FRB require any person or persons acting in concert (except for companies required to make application under the Holding Company Act), to file a written notice with the FRB before such person or persons may acquire control of the Company or the Bank. The Change in Bank Control Act defines "control" as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company or an insured bank.

Bank holding companies like the Company are currently prohibited from engaging in activities other than banking and activities so closely related to banking or managing or controlling banks as to be a proper incident thereto. The FRB's regulations contain a list of permissible nonbanking activities that are closely related to banking or managing or controlling banks. A bank holding company must file an application or notice with the Federal Reserve prior to acquiring more than 5% of the voting shares of a company engaged in such activities. Financial modernization legislation enacted on November 12, 1999, however, greatly broadened the scope of activities permissible for bank holding companies. Effective March 11, 2000, this legislation permits bank holding companies, upon classification as financial holding companies, to engage in a broad variety of activities "financial" in nature. See "—Financial Modernization Legislation."

Capital Requirements. The Company is also subject to FRB guidelines that require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "— Capital Requirements."

Dividends. The FRB has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The FRB has issued a policy statement expressing its view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Company does not believe this policy statement will limit the Company's activity to maintain its dividend payment rate.

Support of Banking Subsidiaries. Under FRB policy, the Company is expected to act as a source of financial strength to its banking subsidiaries and, where required, to commit resources to support each of such subsidiaries. Further, if the Bank's capital levels were to fall below minimum regulatory guidelines, the Bank would need to develop a capital plan to increase its capital levels and the Company would be required to guarantee the Bank's compliance with the capital plan in order for such plan to be accepted by the federal regulatory authority.

Under the "cross guarantee" provisions of the Federal Deposit Insurance Act (the "FDI Act"), any FDIC-insured subsidiary of the Company such as the Bank could be liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of any other FDIC-insured subsidiary also controlled by the Company or (ii) any assistance provided by the FDIC to any FDIC-insured subsidiary of the Company in danger of default.

Transactions with Affiliates. The Federal Reserve Act imposes legal restrictions on the quality and amount of credit that a bank holding company or its non-bank subsidiaries ("affiliates") may obtain from bank subsidiaries of the holding company. For instance, these restrictions generally require that any such extensions of credit by a bank to its affiliates be on nonpreferential terms and be secured by designated amounts of specified collateral. Further, a bank's ability to lend to its affiliates is limited to 10% per affiliate (20% in the aggregate to all affiliates) of the bank's capital and surplus.

Bank Regulation. As a Tennessee banking institution, the Bank is subject to regulation, supervision and regular examination by the Banking Department. The deposits of the Bank are insured by the FDIC to the maximum extent provided by law (a maximum of $100,000 for each insured depositor). Tennessee and federal banking laws and regulations control, among other things, required reserves, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, and establishment of branches and other aspects of the Bank's operations. Supervision, regulation and examination of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of depositors rather than for holders of the Common Stock of the Company.

Extensions of Credit. Under joint regulations of the federal banking agencies, including the FDIC, banks must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. A bank's real estate lending policy must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal bank regulators. The Interagency Guidelines, among other things, call upon depository institutions to establish internal loan-to-value limits for real estate loans that are not in excess of the loan-to-value limits specified in the Guidelines for the various types of real estate loans. The Interagency Guidelines state that it may be appropriate in individual cases to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits. The aggregate amount of loans in excess of the supervisory loan-to-value limits, however, should not exceed 100% of total capital and the total of such loans secured by commercial, agricultural, multifamily and other non-one-to-four family residential properties should not exceed 30% of total capital.

Federal Deposit Insurance. The Bank is subject to FDIC deposit insurance assessments. The FDIC has established a risk-based deposit insurance assessment system for insured depository institutions, under which insured institutions are assigned assessment risk classifications based upon capital levels and supervisory evaluations. Insurance assessment rates for BIF-insured banks such as the Bank depend on the capital category and supervisory category to which a bank is assigned and currently range from $0.00 to $0.27 per $100 of insured deposits.

Safety and Soundness Standards. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required the federal bank regulatory agencies to prescribe, by regulation, non-capital safety and soundness standards for all insured depository institutions and depository institution holding companies. The FDIC and the other federal banking agencies have adopted guidelines prescribing safety and soundness standards pursuant to FDICIA. The safety and soundness guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. Among other things, the guidelines require banks to maintain appropriate systems and practices to identify and manage risks and exposures identified in the guidelines.

Capital Requirements. The FRB has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies, and the FDIC has established similar guidelines for state-chartered banks that are not members of the FRB. The regulations of the FRB and FDIC impose two sets of capital adequacy requirements: minimum leverage rules, which require the maintenance of a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to "risk-weighted" assets. At December 31, 2001, the Company and the Bank satisfied the minimum required regulatory capital requirements. See Note 10 of Notes to Consolidated Financial Statements.

The FDIC has issued final regulations that classify insured depository institutions by capital levels and require the appropriate federal banking regulator to take prompt action to resolve the problems of any institution that fails to satisfy the capital standards. Under such regulations, a "well-capitalized" bank is one that is not subject to any regulatory order or directive to meet any specific capital level and that has or exceeds the following capital levels: a total risk-based capital ratio of 10%, a Tier 1 risk-based capital ratio of 6%, and a leverage ratio of 5%. As of December 31, 2001, the Bank was "well-capitalized" as defined by the regulations. See Note 10 of Notes to Consolidated Financial Statements for further information.

Financial Modernization Legislation. On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 (the "GLBA") was signed into law. The Act includes a number of provisions intended to modernize and to increase competition in the American financial services industry, including authority for bank holding companies to engage in a wider range of nonbanking activities, including securities underwriting and general insurance activities. Under the GLBA, a bank holding company that elects to be deemed a "financial holding company" will be permitted to engage in any activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is (i) financial in nature, (ii) incidental to any such financial activity, or (iii) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The GLBA identifies certain activities that are deemed to be financial in nature, including those nonbanking activities currently authorized for bank holding companies by the Federal Reserve as well as insurance and securities underwriting, insurance agency and merchant banking activities. In order to take advantage of this new authority, a bank holding company's depository institution subsidiaries must be well-capitalized and well-managed and have at least a satisfactory examination rating under the Community Reinvestment Act.

In addition, the GLBA authorizes national banks to engage, through "financial subsidiaries," in any activity that is permissible for a financial holding company (as described above) and any activity that the Secretary of the Treasury, in consultation with the Federal Reserve, determines is financial in nature or incidental to any such financial activity, except (i) insurance underwriting, (ii) real estate development or real estate investment activities (unless otherwise permitted by law), (iii) insurance company portfolio investments and (iv) merchant banking. In order to invest in a financial subsidiary, a national bank must be well-managed and well-capitalized (after deducting from capital the bank's outstanding investments in financial subsidiaries) and have at least a "satisfactory" examination rating under the Community Reinvestment Act.

The GLBA provides that state banks, such as the Bank, may invest in financial subsidiaries (assuming they have the requisite investment authority under applicable state law) that engage as principal in activities that would only be permissible for a national bank to conduct in a financial subsidiary. This authority is generally subject to the same conditions that apply to investments made by a national bank in financial subsidiaries. Since a Tennessee-chartered bank is authorized by state law to exercise any power or engage in any activity that it could exercise or engage in if it were a national bank located in Tennessee, the financial subsidiary authority under the GLBA could result in the expansion of activities permissible for Tennessee bank subsidiaries.

Most of the GLBA's provisions have delayed effective dates and require the adoption of federal banking regulations to implement the statutory provisions. The Federal Reserve and the FDIC have yet to issue final regulations under the GLBA, and the effect of such regulations, when adopted, cannot be predicted. However, the legislation is expected to present opportunities to the Company and the Bank for new business activities, although no such activities are presently planned, and may also have the effect of increasing competition for the Company and the Bank.

Executive Officers of the Registrant

The following table sets forth information regarding the executive officers of the Company.

Name	Age At December 31, 2001	Title
R. Stan Puckett	45	Chairman of the Board, President and Chief Executive Officer
William F. Richmond	52	Senior Vice President and Chief Financial Officer

R. Stan Puckett currently serves as President and Chief Executive Officer of the Company and has held that position since 1990. He is also currently Chairman of the Board of Directors. He has served as President and Chief Executive Officer of the Bank since February 1989. He is a graduate of Bristol University with a degree in business administration. He served as President of First American National Bank of Johnson City, Tennessee from December 1987 to February 1989 and as its Vice President from June 1986 to December 1987. He was Assistant Vice President of First Union National Bank in Asheville, North Carolina from September 1983 to June 1986 and served as commercial loan officer of Signet Bank in Bristol, Virginia from September 1977 to June 1983.

William F. Richmond joined the Company in February 1996 and currently serves as Senior Vice President and Chief Financial Officer of the Company and the Bank. Prior to joining the Company, Mr. Richmond served, subsequent to the acquisition of Heritage Federal Bancshares, Inc. ("Heritage") by First American Corporation (now a part of AmSouth Bancorporation), as transition coordinator for various financial matters from November 1995 through January 1996. Heritage was the parent of Heritage Federal Bank for Savings located in Kingsport, Tennessee. He served as Senior Vice President and Chief Financial Officer for Heritage from June 1991 through October 1995 and as controller from April 1985 through May 1991. He has been active in community activities in the Tri-Cities, Tennessee area, having served on the Board of Directors of Boys and Girls Club, Inc. and as President of the Tri-Cities Estate Planning Council. He has served in various capacities with the United Way of Greater Kingsport and is a Paul Harris Fellow in Rotary International. He holds a B.S. in Commerce with

Distinction from the University of Virginia and also an M.B.A. from the Colgate Darden Graduate School of Business Administration at the University of Virginia. He is licensed as a Certified Public Accountant in Virginia and Tennessee and is also a Certified Financial Planner.

PROPERTIES

At December 31, 2001, the Company maintained a main office in Greeneville, Tennessee and 29 bank branches (of which six are in leased operating premises) and 12 separate locations operated by the Bank's subsidiaries.

LEGAL PROCEEDINGS

From time to time, the Company and its subsidiaries are parties to various legal proceedings incident to its business. At December 31, 2001, there were no legal proceedings which management anticipates would have a material adverse effect on the Company.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of 2001 to a vote of security holders of the Company through a solicitation of proxies or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Changes in Results of Operations

Net income. Net income for 2001 was $9,423, an increase of $3,910, or 70.92%, as compared to net income of $5,513 for 2000. The increase is primarily attributable to an increase in non-interest income of $3,025, or 46.06%, to $9,593 in 2001 from $6,568 in 2000 and a decrease of $2,050, or 25.60%, in the provision for loan loss to $5,959 in 2001 from $8,009 in 2000. The increase in non-interest income resulted from the Company's continued emphasis on fee-based income and the related growth in its lending activities. The decline in the provision for loan losses reflects the adjustment in 2001 of the allowance for loan losses to a level that management deemed adequate. Even with the decline in the provision, the Company's allowance for loan losses was 112.89% of its nonperforming assets.

Net income for 2000 was $5,513, a decrease of $3,312, or 37.53%, as compared to net income of $8,825 for 1999. The decrease resulted primarily from an increase in provision for loan losses of $4,876, or 155.63%, to $8,009 in 2000 from $3,133 in 1999, and an increase in non-interest expense of $4,783, or 19.43%, to $29,393 in 2000 from $24,610 in 1999. The increase in provision for loan losses reflects significant charge-offs at Superior Financial, the Company's consumer finance subsidiary. The increase in non-interest expense is attributable primarily to increases in salaries and benefits and in other expenses. These changes were offset, in part, by the $3,066, or 8.64%, increase in net interest income to $38,553 in 2000 from $35,487 in 1999. The increase in net interest income primarily reflects an increased volume of loans that more than offset the increases in volume and average rate associated with the Company's interest-bearing liabilities.

Net Interest Income. The largest source of earnings for the Company is net interest income, which is the difference between interest income on interest-earning assets and interest paid on deposits and other interest-bearing liabilities. The primary factors which affect net interest income are changes in volume and yields of earning assets and interest-bearing liabilities, which are affected in part by management's responses to changes in interest rates through asset/liability management. During 2001, net interest income was $39,501 as compared to $38,553 in 2000, an increase of 2.46%. This increase was due primarily to an increase in average loan balances, which increased $81,982, or 13.48%, to $690,333 in 2001 from $608,351 in 2000, while the yield on average loans declined to 9.56% from 10.34% in 2000. The Company's yield on average loans during 2001 decreased as compared to 2000 by the Company's aggressive loan pricing in order to obtain market share in new markets and increase share in existing markets. The increase in net interest income was offset, in part, by increases in the average balance of interest-bearing liabilities, as the Company aggressively funded the growth in loans. The increase in such average balances was offset in part by the decline in the Company's rate on average interest-bearing liabilities to 4.33% in 2001 from 4.78% in 2000, as rate-sensitive liabilities priced downward in a declining rate environment. In the aggregate, the Company's interest rate spread and net interest margin declined in 2001 from 2000. In view of the Company's slightly asset-sensitive position, management anticipates further declines in both interest rate spread and net interest margin if product mixes remain relatively unchanged and interest rates continue to decline.

Average Balances, Interest Rates and Yields. Net interest income is affected by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. When the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. An indication of the effectiveness of an institution's net interest income management is its "net yield on interest-earning assets," which is net interest income divided by average interest-earning assets.

The following table sets forth certain information relating to the Company's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the net loan category.

	2001			2000			1999		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets:									
Loans[1]									
Real estate loans	$ 496,304	$ 41,219	8.31%	$ 448,808	$ 39,316	8.76%	$ 370,529	$ 32,429	8.75%
Commercial loans	98,260	7,789	7.93%	80,399	7,646	9.51%	64,268	5,790	9.01%
Consumer and other loans-net[2]	95,769	11,610	12.12%	79,144	11,304	14.28%	75,670	10,253	13.55%
Fees on loans		5,352			4,608			4,314	
Total loans (including fees)	$ 690,333	$ 65,970	9.56%	$ 608,351	$ 62,874	10.34%	$ 510,467	$ 52,786	10.34%
Investment securities[3]									
Taxable	$ 16,294	$ 1,010	6.20%	$ 44,427	$ 3,153	7.10%	$ 20,384	$ 1,196	5.87%
Tax-exempt[4]	1,973	87	4.41%	3,213	140	4.36%	4,085	160	3.92%
FHLB and Bankers Bank Stock	4,367	289	6.62%	3,986	288	7.23%	3,377	244	7.23%
Total investment securities	$ 22,634	$ 1,386	6.12%	$ 51,626	$ 3,581	6.94%	$ 27,846	$ 1,600	5.75%
Other short-term Investments	17,007	608	3.57%	19,495	1,241	6.37%	17,309	843	4.87%
Total interest-earning assets	$ 729,974	$ 67,964	9.31%	$ 679,472	$ 67,696	9.96%	$ 555,622	$ 55,229	9.94%
Non-interest-earning assets:									
Cash and due from banks	$ 21,163			$ 21,757			$ 22,252		
Premises and equipment	25,092			21,351			12,936		
Other, less allowance for loan losses	9,567			8,471			8,001		
Total non-interest-earning assets	$ 55,822			$ 51,579			$ 43,189		
Total Assets	$ 785,796			$ 731,051			$ 598,811		

[1] Average loan balances include nonaccrual loans. Interest income collected on nonaccrual loans has been included.
[2] Installment loans are stated net of unearned income.
[3] The average balance of and the related yield associated with securities available for sale are based on the cost of such securities.
[4] Tax exempt income has not been adjusted to tax-equivalent basis since it is not material.

	2001			2000			1999		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
					(Dollars in Thousands)				
Interest-bearing liabilities:									
Deposits									
Savings, NOW accounts, and money markets	$ 208,054	$ 4,066	1.95%	$ 193,889	$ 5,116	2.64%	$ 187,058	$ 4,629	2.47%
Time deposits	375,825	20,557	5.47%	353,278	20,175	5.71%	273,392	13,671	5.00%
Total deposits	$ 583,879	$24,623	4.22%	$ 547,167	$25,291	4.62%	$ 460,450	$ 18,300	3.97%
Securities sold under repurchase agreements and short-term borrowings	7,620	181	2.38%	6,036	304	5.04%	7,326	318	4.35%
Notes Payable	66,301	3,659	5.52%	56,934	3,548	6.23%	21,401	1,124	5.25%
Total interest-bearing liabilities	$ 657,800	$28,463	4.33%	$ 610,137	$29,143	4.78%	$ 489,177	$ 19,742	4.04%
Non-interest-bearing liabilities:									
Demand deposits	$ 49,773			$ 46,010			$ 42,278		
Other liabilities	10,740			10,685			8,113		
Total liabilities	$ 60,513			$ 56,695			$ 50,391		
Stockholders' equity	67,483			64,219			59,243		
Total liabilities and stockholders' equity	$ 785,796			$ 731,051			$ 598,811		
Net interest income		$39,501			$38,553			$ 35,487	
Margin analysis:									
Interest rate spread			4.98%			5.18%			5.90%
Net yield on interest-earning assets (net interest margin)			5.41%			5.67%			6.39%

Rate/Volume Analysis. The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been separately identified.

	2001 vs. 2000				2000 vs. 1999			
	Volume	Rate	Rate/ Volume	Total Change	Volume	Rate	Rate/ Volume	Total Change
	(In thousands)							
Interest Income:								
Loans net of unearned income	$ 8,473	$ (4,738)	$ (639)	$ 3,096	$ 10,123	$ (29)	$ (6)	$ 10,088
Investment securities:								
Taxable	(1,997)	(399)	253	(2,143)	1,411	251	295	1,957
Tax exempt	(54)	2	(1)	(53)	(34)	18	(4)	(20)
FHLB and Bankers Bank Stock	28	(25)	(2)	1	44	—	—	44
Other short-term investments	(193)	(543)	103	(633)	106	259	33	398
Total interest income	6,257	(5,703)	(286)	268	11,650	499	318	12,467
Interest Expense:								
Savings, NOW accounts, and money market accounts	501	(1,408)	(143)	(1,050)	169	307	11	487
Time deposits	1,287	(851)	(54)	382	3,995	1,941	568	6,504
Short-term borrowings	61	(168)	(16)	(123)	(56)	51	(9)	(14)
Debt	436	(472)	147	111	1,866	210	348	2,424
Total interest expense	2,285	(2,899)	(66)	(680)	5,974	2,509	918	9,401
Net interest income	$ 3,972	$ (2,804)	$ (220)	$ 948	$ 5,676	$ (2,010)	$ (600)	$ 3,066

At December 31, 2001, loans outstanding and loans held-for-sale, net of unearned income and allowance for loan losses, were $679,271 compared to $657,065 at 2000 year end. The increase is primarily due to the combination of additional lenders, first-hand knowledge of the local lending markets and competitive loan rates. Average outstanding loans, net of unearned interest, for 2001 were $690,333, an increase of 13.48% from the 2000 average of $608,351. The average outstanding loans for 1999 were $510,467. The growth in average loans for the past three years can be attributed to the Company's continuing market expansion into surrounding counties through the Company's branch network, the development of its other financing businesses and indirect financing and aggressive loan pricing. During 2001, the Company continued its expansion with new branches as previously discussed. See "BUSINESS—Branch Expansion."

Average investment securities for 2001 were $22,634, compared to $51,626 in 2000, and $27,846 in 1999. The decrease of $28,992, or 56.16%, from 2000 to 2001 primarily reflects the purchase of $25,000 of federal agency securities at the beginning of 2000 for the principal purpose of pledging public deposits. Such securities were not held throughout 2001. The decline in the average balance of investment securities from 1999 to 2000 was the result of the Company's use of the proceeds from the maturities of available-for-sale securities to fund higher-yielding loans. In 2001, the average yield on investments was 6.12%, a decrease from the 6.94% yield in 2000 and up from the 5.75% yield in 1999. The decrease in 2001 results primarily from the absence during 2001 of the full effect of the 7.33% yield on the $25,000 federal agency security held during 2000, as well as the beneficial effect of the higher interest rate environment during 2000 on the Company's adjustable-rate investment securities. Income provided by the investment portfolio in 2001 was $1,386 as compared to $3,581 in 2000, and $1,600 in 1999.

Provision for Loan Losses. Management assesses the adequacy of the allowance for loan losses by considering a combination of regulatory and credit risk criteria. The entire loan portfolio is graded and potential loss factors are assigned accordingly. The potential loss factors for impaired loans are assigned based on regulatory guidelines. The regulatory criteria are set forth in the *Interagency Policy Statement on the Allowance for Loan and Lease Losses.* The potential loss factors associated with unimpaired loans are based on a combination of both internal and industry net loss experience, as well as management's review of trends within the portfolio and related industries.

Generally, commercial, commercial real estate and residential real estate loans are assigned a level of risk at inception. Thereafter, these loans are reviewed on an ongoing basis. The review includes loan payment and collateral status, borrowers' financial data and borrowers' internal operating factors such as cash flows, operating income, liquidity, leverage and loan documentation, and any significant change can result in an increase or decrease in the loan's assigned risk grade. Aggregate dollar volume by risk grade is monitored on an ongoing basis. The establishment of and any changes to risk grades for consumer loans are generally based upon payment performance.

The Bank generally maintains only a general loan loss allowance, which is increased or decreased based on management's assessment of the overall risk of its loan portfolio. Occasionally, a portion of the allowance may be allocated to a specific loan to reflect unusual circumstances associated with that loan.

Management reviews certain key loan quality indicators on a monthly basis, including current economic conditions, delinquency trends and ratios, portfolio mix changes and other information management deems necessary. This review process provides a degree of objective measurement that is used in conjunction with periodic internal evaluations. To the extent that this process yields differences between estimated and actual observed losses, adjustments are made to provisions and/or the level of the allowance for loan losses.

Increases and decreases in the allowance for loan losses due to changes in the measurement of impaired loans are reflected in the provision for loan losses. Loans continue to be classified as impaired unless payments are brought fully current and management also considers the collection of scheduled interest and principal to be probable.

The Company's provision for loan losses decreased $2,050, or 25.60%, to $5,959 in 2001 from $8,009 in 2000. Management recognized the need to substantially increase the provision from $3,133 in 1999 to $8,009 in 2000 to address the accelerated loss experience throughout the Company. In 2001, management determined that loan losses had stabilized; accordingly, the same level of provisions as made in 2000 was unnecessary. In 2001 net charge-offs in Superior Financial and GCB Acceptance were $2,818 and $1,038, respectively, versus $2,610 in the Bank. Such net charge-offs were a result of a decline in loan quality, continued implementation of an aggressive charge-off policy, a downturn in the local and regional economy and significantly high bankruptcy rates in Tennessee. Assuming no further deterioration of the local and regional economy, and based upon information presently available, management anticipates that net charge-offs within the Company's overall loan portfolios should continue the stabilized trend.

The ratio of non-performing assets to total assets was 1.22% at December 31, 2001 and .96% at December 31, 2000. Primarily due to the Company's increase in non-performing assets, the ratio of the Company's allowance for loan losses to non-performing assets decreased in 2001 to 112.89% from 154.83% in 2000. Total non-performing loans increased $1,440, or 27.23%, from $5,288 at December 31, 2000 to $6,728 at December 31, 2001. Non-accrual loans, which are non-performing loans as to which the Bank no longer recognizes interest income, increased $1,044 or 21.69% to $5,857 at December 31, 2001 from $4,813 at December 31, 2000. The increase consists primarily of additional nonaccrual loans at Superior Financial principally due to the declining local and regional economies and the effect of this decline on Superior Financial's demographic base.

To further manage its credit risk on loans, the Company maintains a "watch list" of loans that, although currently performing, have characteristics that require closer supervision by management. At December 31, 2001 the Company had identified approximately $15,100 in loans that were placed on its "watch list," a slight increase from the approximate $14,700 as of December 31, 2000. Management believes the level of "watch list" loans, as a percentage of total loans, will improve during 2002.

Non-Interest Income. Non-interest income, which is income that is not related to interest-earning assets and consists primarily of service charges, commissions and fees, has become more important as increases in levels of interest-bearing deposits and other liabilities make it more difficult to maintain interest rate spreads.

Total non-interest income for 2001 increased to $9,593 as compared to $6,568 in 2000 and $6,331 in 1999. The largest components of non-interest income are service charges, commissions and fees, which totaled $7,606 in 2001, $5,200 in 2000 and $5,258 in 1999. The increase in 2001 was due primarily to service charges and commissions associated with 2001 deposit growth, as well as additional fees generated by the Bank's mortgage banking operation, offset in part by a decrease in fees and commissions at Superior Financial, attributable mainly to reduced loan originations in 2001 as compared to 2000. Management does not anticipate any significant increase in service charge and fee income in the near future absent continued deposit growth and an expanding mortgage lending market.

Non-Interest Expense. Control of non-interest expense also is an important aspect in managing net income. Non-interest expense includes, among others, personnel, occupancy, and other expenses such as data processing, printing and supplies, legal and professional fees, postage and Federal Deposit Insurance Corporation assessments. Total non-interest expense was $28,665 in 2001, compared to $29,393 in 2000 and $24,610 in 1999.

Personnel costs are the primary element of the Company's non-interest expenses. In 2001, salaries and benefits represented $16,977, or 59.23%, of total non-interest expenses. This was an increase of $243, or 1.45%, over 2000's total of $16,734. Personnel costs for 2000 increased $2,395, or 16.70%, over 1999's total of $14,339. The increases in 2000 reflect the increased staffing needs of the Company's continued expansion of the Bank and subsidiary branch network throughout East Tennessee. The minimal increase in 2001, compared to 2000, was a reflection of management's continued focus on overall staffing levels and associated benefits. Overall, the number of full-time equivalent employees at December 31, 2001, was 372 versus 388 at December 31, 2000, a decrease of 4.12%.

Occupancy and equipment expense exhibited the same upward trend during the past three years as did personnel costs due to essentially the same reasons referenced above. At December 31, 2001, the Company had 42 branches compared to 44 branches at December 31, 2000.

Other expenses decreased $728, or 10.60%, from 2000 to 2001. The decrease was primarily attributable to management's continued focus on overhead control. The increase from 1999 to 2000 was $1,309, or 23.55%.

Changes in Financial Condition

Total assets at December 31, 2001 were $811,612, an increase of $22,495, or 2.85%, over total assets of $789,117 at December 31, 2000. The increase reflects an increase in loans, net, of $15,986, or 2.44%, to $671,326 at December 31, 2001 from $655,340 at December 31, 2000. Average assets for

2001 also increased to $785,796, an increase of $54,745, or 7.49%, from the average asset balance of $731,051 for 2000. This increase was primarily the result of a 13.48% increase in the average balance of loans to $690,333 in 2001 from $608,351 in 2000, offset in part by a decline in the average balance of investment securities in 2001 to $22,634 from $51,626 in 2000. Even with the increase in average assets in 2001, the Company's return on average assets increased in 2001 to 1.20% from 0.75% in 2000 as the Company's increasing non-interest income continued to more than offset its declining net interest margin. The Company's interest rate spread declined to 4.98% in 2001 from 5.18% in 2000.

Total assets at December 31, 2000 were $789,117, an increase of $133,105, or 20.29%, over 1999's year end total assets of $656,012. Average assets for 2000 were $731,051, an increase of $132,240, or 22.08%, over 1999 average assets of $598,811. This increase was primarily the result of an increase in the average balance of loans to $608,351 in 2000 as compared to an average balance of $510,467 in 1999. Return on average assets was .75% in 2000, as compared to 1.47% in 1999 and 1.56% in 1998, reflecting the Company's compressed net interest margin over prior years in a period of continuing asset growth, increasing non-interest expense, coupled with the increased provision for loan losses in 2000.

Earning assets consist of loans, investment securities and short-term investments that earn interest. Average earning assets during 2001 were $729,974, an increase of 7.43% from an average of $679,472 in 2000.

Non-performing loans include non-accrual and classified loans. The Company has a policy of placing loans 90 days delinquent in non-accrual status and charging them off at 120 days past due. Other loans past due that are well secured and in the process of collection continue to be carried on the Company's balance sheet. For further information, see Note 1 of the Notes to Consolidated Financial Statements. The Company has aggressive collection practices in which senior management is significantly and directly involved.

The Company maintains an investment portfolio to provide liquidity and earnings. Investments at December 31, 2001 had an amortized cost of $29,297 and a market value of $29,407 as compared to an amortized cost of $48,441 and market value of $48,527 at December 31, 2000. This decrease in investments in 2001 primarily reflects the Company's purchase of $25,000 of federal agency securities in 2000, as previously discussed, for the primary purpose of pledging public deposits. Because the securities were callable, their market value did not differ significantly from their cost and, in combination with the shorter-term and adjustable securities in the remainder of the Company's investment portfolio, the Company's investments are less susceptible to significant changes in market value. An effect of this approach is reflected in the absence of any significant difference between the securities' amortized cost and market value at December 31, 2001 and December 31, 2000.

The Company's deposits were $653,913 at December 31, 2001. This represents an increase of $5,272, or 0.81%, from the $648,641 of deposits at December 31, 2000. Non-interest bearing demand deposit balances increased 36.37% to $65,179 at December 31, 2001 from $47,794 at December 31, 2000. Average interest-bearing deposits increased $36,712, or 6.71%, in 2001. In 2000, average interest-bearing deposits increased $86,717, or 18.83%, over 1999. These increases in deposits are primarily the result of the Company's expansion of full-service branches of the Bank into new markets in East Tennessee and also branch acquisitions. In addition, the Company has actively marketed its money market accounts and certificates of deposits with competitive interest rates in order to fund loan growth.

The Company's continued ability to fund its loan and overall asset growth remains dependent upon the availability of deposit market share in the Company's existing market of East Tennessee. As of June 30, 2001, approximately 59% of the deposit base of East Tennessee was controlled primarily by five commercial banks, one savings bank and one credit union and, as of September 30, 2001, the total deposit base of Tennessee commercial banks had a weighted average rate of 4.27%. Management of the Company does not anticipate further significant growth in its deposit base unless it either offers interest rates well above its prevailing rate on average interest-bearing deposits of 4.22% or it acquires deposits from other financial institutions. During 2001, the premiums charged in Tennessee by selling financial institutions for deposit accounts ranged from 3.4% to 14.3%. If the Company takes action to increase its deposit base by offering above-market interest rates or by acquiring deposits from other financial institutions and thereby increases its overall cost of deposits, its net interest income could be adversely affected if it is unable to correspondingly increase the rates it charges on its loans.

Interest paid on deposits in 2001 totaled $24,623 reflecting a 4.22% cost on average interest-bearing deposits of $583,879. In 2000, interest of $25,291 was paid at a cost of 4.62% on average deposits of $547,167. In 1999, interest of $18,300 was paid at a cost of 3.97% on average deposits of $460,450.

Liquidity and Capital Resources

Liquidity. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank. Applicable Tennessee statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payments are subject to the continuing ability of the Bank to maintain compliance with minimum federal regulatory capital requirements and to retain its characterization under federal regulations as a "well-capitalized" institution. In addition, the Company maintains lines of credit totaling $40 million with the Federal Home Loan Bank of Cincinnati ("FHLB"), of which $18.3 million was available at December 31, 2001. The Company also maintains federal funds lines of credit totaling $70.9 million at seven correspondent banks. The Company believes it has sufficient liquidity to satisfy its current operations.

In 2001, operating activities of the Company provided $9,457 of cash flows, reflecting net income of $9,423 and adjusted to include non-cash operating expenses such as $5,959 in provision for loan losses and amortization and depreciation of $1,604, and exclude non-cash operating income, such as $107 in the increased cash surrender value of life insurance contracts and $2,085 in the net change in accrued interest and other liabilities. Cash flows from operating activities were reduced by the proceeds from the sale of held-for-sale loans of $70,809, offset by cash used to originate held-for-sale loans of $76,608. This increase in overall activity in held-for-sale loans from 2000 and 1999, as compared to 2001, reflects an increase in mortgages originated and sold by the Bank's mortgage banking operation in a declining interest rate environment.

Investing activities, including lending, provided $11,208 of the Company's cash flows, as opposed to using cash flows of $150,234 in 2000. Origination of loans held to maturity net of principal collected used $27,321 in funds, down from $120,951 in 2000 as the Company's loan originations decreased primarily as a result of slowing economic activity. Maturities and calls of securities, net of purchases of securities available for sale, provided $19,043 in cash flows. Cash flows from investing activities also increased from the cash received in branch acquisitions, from the sale of other real estate and from the sale of fixed assets in the amounts of $19,924, $4,087 and $312, respectively. These cash inflows were reduced, in part, by investment in premises and equipment of $3,731 resulting from the Company's branch expansions and furnishings related thereto.

Net additional cash outflows of $4,780 were used by financing activities, as opposed to providing cash flows of $126,659 in 2000. The change was attributable primarily to net deposit outflows, excluding deposits acquired via branch acquisitions, of $14,652 versus net deposit increases in 2000 in the amount of $126,259. Management elected to allow higher-costing and non-core deposits to runoff in order to alleviate pressures on net interest margin. As in prior years, the Company's cash flow from financing activities was decreased by the Company's dividend payments during 2001 of $3,819. Offsetting, in part, these cash outflows was an increase in cash resulting from the change in federal funds purchased and repurchase agreements in the amount of $5,662.

Capital Resources. The Company's capital position is reflected in its shareholders' equity, subject to certain adjustments for regulatory purposes. Shareholders' equity, or capital, is a measure of the Company's net worth, soundness and viability. The Company's capital continued to exceed regulatory requirements at December 31, 2001 and its record of paying dividends to its stockholders continued uninterrupted during 2001. Management believes the capital base of the Company allows it to take advantage of business opportunities while maintaining the level of resources deemed appropriate by management of the Company to address business risks inherent in the Company's daily operations.

Shareholders' equity on December 31, 2001 was $68,627, an increase of $5,617, or 8.91%, from $63,010 on December 31, 2000. The increase in shareholders' equity arises primarily from net income for 2001 of $9,423 ($1.38 per share, assuming dilution). This increase was offset in part by quarterly dividend payments during 2001 that totaled $3,819 ($0.56 per share).

Risk-based capital regulations adopted by the FRB and the FDIC require both bank holding companies and banks to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure "Tier 1" capital (consisting of stockholders' equity, less goodwill) and total capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital. At December 31, 2001, the Company and the Bank each satisfied their respective minimum regulatory capital requirements, and the Bank was "well-capitalized" within the meaning of federal regulatory requirements.

Asset/Liability Management

The Company's Asset/Liability Committee ("ALCO") actively measures and manages interest rate risk using a process developed by the Bank. The ALCO is also responsible for approving the Company's asset/liability management policies, overseeing the formulation and implementation of strategies to improve balance sheet positioning and earnings, and reviewing the Company's interest rate sensitivity position.

The primary tool that management uses to measure short-term interest rate risk is a net interest income simulation model prepared by an independent national consulting firm and reviewed by another separate and independent national consulting firm. These simulations estimate the impact that various changes in the overall level of interest rates over one- and two-year time horizons would have on net interest income. The results help the Company develop strategies for managing exposure to interest rate risk.

Like any forecasting technique, interest rate simulation modeling is based on a large number of assumptions. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates and balance sheet management strategies. Management believes that both individually and in the aggregate the assumptions are reasonable. Nevertheless, the simulation modeling process produces only a sophisticated estimate, not a precise calculation of exposure.

The Company's guidelines for risk management call for preventive measures if a gradual 200 basis point increase or decrease in short-term rates over the next twelve months would affect net interest income over the same period by more than 15%. The Company has been operating well within these guidelines. As of December 31, 2001 and 2000, based on the results of the independent consulting firm's simulation model, the Company could expect net interest income to increase by approximately 7.66% and 7.68%, respectively, if short-term interest rates gradually increase by 200 basis points. Conversely, if short-term interest rates gradually decrease by 200 basis points, net interest income could be expected to decrease by approximately 8.89% and 9.71%, respectively.

The scenario described above, in which net interest income increases when interest rates increase and decreases when interest rates decline, is typically referred to as being "asset sensitive" because interest-earning assets reprice at a faster pace than interest-bearing liabilities. At December 31, 2001, approximately 43% of the Company's gross loans had adjustable rates. While management believes, based on its asset/liability modeling, that the Company is slightly asset sensitive, it also believes that a rapid, significant and prolonged increase or decrease in rates could have a substantial adverse impact on the Company's net interest margin.

The Company also uses an economic value of equity model, prepared and reviewed by the same independent national consulting firms, to complement its short-term interest rate risk analysis. The benefit of this model is that it measures exposure to interest rate changes over time frames longer than the two-year net interest income simulation. The economic value of the Company's equity is determined by calculating the net present value of projected future cash flows for current asset and liability positions based on the current yield curve.

Economic value analysis has several limitations. For example, the economic values of asset and liability balance sheet positions do not represent the true fair values of the positions, since economic values reflect an analysis at one particular point in time and do not consider the value of the Company's franchise. In addition, we must estimate cash flow for assets and liabilities with indeterminate maturities. Moreover, the model's present value calculations do not take into consideration future changes in the balance sheet that will likely result from ongoing loan and deposit activities conducted by the Company's core business. Finally, the analysis requires assumptions about events which span several years. Despite its limitations, the economic value of equity model is a relatively sophisticated tool for evaluating the longer-term effect of possible interest rate movements.

The Company's guidelines for risk management call for preventive measures if an immediate 200 basis point increase or decrease in interest rates would reduce the economic value of equity by more than 15%. The Company has been operating within these guidelines. As of December 31, 2001 and 2000, based on the results of the independent national consulting firm's simulation model and reviewed by the separate and independent national consulting firm, the Company could expect its economic value of equity to increase by approximately 10.90% and 6.77%, respectively, if short-term interest rates immediately increased by 200 basis points. Conversely, if short-term interest rates immediately decrease by 200 basis points, economic value of equity could be expected to decrease by approximately 13.72% and 14.42%, respectively. The greater percentage increase in economic value of equity as of December 31, 2001, compared to December 31, 2000, is primarily due to shorter effective asset lives at December 31, 2001, compared to December 31, 2000, resulting primarily from the natural evolution of the balance sheet in a declining interest rate environment associated with increased prepayments.

Inflation

The effect of inflation on financial institutions differs from its impact on other types of businesses. Since assets and liabilities of banks are primarily monetary in nature, they are more affected by changes in interest rates than by the rate of inflation.

Inflation generates increased credit demand and fluctuation in interest rates. Although credit demand and interest rates are not directly tied to inflation, each can significantly impact net interest income. As in any business or industry, expenses such as salaries, equipment, occupancy, and other operating expenses also are subject to the upward pressures created by inflation.

Since the rate of inflation has been stable during the last several years, the impact of inflation on the earnings of the Company has been insignificant.

Effect of New Accounting Standards

A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will result in lower annual amortization expense of $106.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On October 18, 2000, PricewaterhouseCoopers LLP was dismissed as the principal accountants of the Company and Crowe, Chizek and Company LLP was engaged as its principal accountants. The decision to change accountants was approved by the Audit Committee of the Company. The audit reports of PricewaterhouseCoopers LLP on the consolidated financial statements of the Company as of and for the years ended December 31, 1999 and 1998, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. In connection with the audits of the two most recent fiscal years ended December 31, 1999 and 1998, and the subsequent interim period through October 18, 2000, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on the financial statements for such years.

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Greene County Bancshares, Inc.
Greeneville, Tennessee

We have audited the accompanying consolidated balance sheets of Greene County Bancshares, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 1999 financial statements of Greene County Bancshares, Inc. were audited by other auditors whose report dated January 28, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greene County Bancshares, Inc. as of December 31, 2001 and 2000, and its results of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Louisville, Kentucky
January 17, 2002

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(Dollar amounts in thousands, except share and per share data)

	2001	2000
ASSETS		
Cash and due from banks	$ 22,432	$ 24,038
Federal funds sold	25,621	8,130
Cash and cash equivalents	48,053	32,168
Interest bearing deposits in other banks	1,100	-
Securities available for sale	28,567	46,658
Securities held to maturity (fair value $840 and $1,869)	833	1,866
Loans held for sale	7,945	1,725
Loans, net	671,326	655,340
Premises and equipment, net	25,611	23,934
FHLB and Bankers Bank stock, at cost	4,538	4,254
Cash surrender value of life insurance	7,349	7,242
Accrued interest receivable and other assets	16,290	15,930
Total assets	$ 811,612	$ 789,117
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Noninterest-bearing deposits	$ 65,179	$ 47,794
Interest-bearing deposits	588,734	600,847
Total deposits	653,913	648,641
Federal funds purchased and repurchase agreements	10,375	4,713
Notes payable	67,978	59,949
Accrued interest payable and other liabilities	10,719	12,804
Total liabilities	742,985	726,107
Shareholders' equity		
Common stock: 15,000,000 shares authorized, 6,818,890 shares outstanding	$ 13,638	$ 13,638
Additional paid-in capital	4,854	4,854
Retained earnings	50,071	44,467
Accumulated other comprehensive income	64	51
Total shareholders' equity	68,627	63,010
Total liabilities and shareholders' equity	$ 811,612	$ 789,117

See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2001, 2000 and 1999
(Dollar amounts in thousands, except share and per share data)

	2001	2000	1999
Interest income			
Interest and fees on loans	$ 65,970	$ 62,874	$ 52,786
Taxable securities	1,010	3,153	1,196
Nontaxable securities	87	140	160
FHLB and Bankers Bank stock	289	288	244
Federal funds sold and other	608	1,241	843
	67,964	67,696	55,229
Interest expense			
Deposits	24,623	25,291	18,300
Federal funds purchased and repurchase agreements	181	304	318
Notes payable	3,659	3,548	1,124
	28,463	29,143	19,742
Net interest income	39,501	38,553	35,487
Provision for loan losses	5,959	8,009	3,133
Net interest income after provision for loan losses	33,542	30,544	32,354
Noninterest income			
Service charges and fees	7,606	5,200	5,258
Other	1,987	1,368	1,073
	9,593	6,568	6,331
Noninterest expense			
Salaries and employee benefits	16,977	16,734	14,339
Occupancy expense	2,078	1,961	1,541
Equipment expense	2,046	1,794	1,782
Professional services	636	887	751
Advertising	419	673	520
Loss on OREO and repossessed assets	370	477	119
Other	6,139	6,867	5,558
	28,665	29,393	24,610
Income before income taxes	14,470	7,719	14,075
Provision for income taxes	5,047	2,206	5,250
Net income	$ 9,423	$ 5,513	$ 8,825
Earnings per share:			
Basic	$ 1.38	$ .81	$ 1.30
Diluted	1.38	.80	1.29

See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2001, 2000 and 1999
(Dollar amounts in thousands, except share and per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Total Share-holders' Equity
Balance, January 1, 1999	$ 13,572	$ 4,298	$ 37,421	$ 94	$ 55,385
Issuance of 12,245 shares	24	133	-	-	157
Dividends paid ($.52 per share)	-	-	(3,531)	-	(3,531)
Tax benefit from exercise of nonincentive stock options	-	48	-	-	48
Comprehensive income:					
Net income	-	-	8,825	-	8,825
Change in unrealized gains (losses), net of reclassification	-	-	-	(112)	(112)
Total comprehensive income					8,713
Balance, December 31, 1999	13,596	4,479	42,715	(18)	60,772
Issuance of 20,655 shares	42	347	-	-	389
Dividends paid ($.55 per share)	-	-	(3,761)	-	(3,761)
Tax benefit from exercise of nonincentive stock options	-	28	-	-	28
Comprehensive income:					
Net income	-	-	5,513	-	5,513
Change in unrealized gains (losses), net of reclassification	-	-	-	69	69
Total comprehensive income					5,582
Balance, December 31, 2000	13,638	4,854	44,467	51	63,010
Dividends paid ($.56 per share)	-	-	(3,819)	-	(3,819)
Comprehensive income:					
Net income	-	-	9,423	-	9,423
Change in unrealized gains (losses), net of reclassification	-	-	-	13	13
Total comprehensive income					9,436
Balance, December 31, 2001	$ 13,638	$ 4,854	$ 50,071	$ 64	$ 68,627

See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000 and 1999
(Dollar amounts in thousands, except share and per share data)

	2001	2000	1999
Cash flows from operating activities			
Net income	$ 9,423	$ 5,513	$ 8,825
Adjustments to reconcile net income to net cash from operating activities			
Provision for loan losses	5,959	8,009	3,133
Depreciation and amortization	1,604	1,601	1,304
Security amortization and accretion, net	102	188	291
FHLB stock dividends	(284)	(288)	(244)
Net gain on sale of mortgage loans	(421)	(182)	(536)
Originations of mortgage loans held for sale	(76,608)	(31,553)	(57,166)
Proceeds from sales of mortgage loans	70,809	31,220	61,535
Net (gain) losses on sales of fixed assets	138	121	202
Net (gain) loss on OREO and repossessed assets	370	477	119
Cash surrender value of life insurance	(107)	(822)	(2,284)
Net changes:			
Accrued interest receivable and other assets	557	(3,961)	(845)
Accrued interest payable and other liabilities	(2,085)	865	(2,954)
Net cash from operating activities	9,457	11,188	11,380
Cash flows from investing activities			
Net increase in interest-bearing deposits with banks	(1,100)	-	-
Purchase of securities available for sale	(18,500)	(29,039)	(7,083)
Proceeds from maturities of securities available for sale	36,508	3,030	9,239
Purchase of securities held to maturity	-	-	(100)
Proceeds from maturities of securities held to maturity	1,035	1,455	395
Purchase of FHLB stock	-	(345)	-
Net increase in loans	(27,321)	(120,951)	(89,989)
Net cash received in branch acquisitions	19,924	-	-
Proceeds from sale of other real estate	4,087	2,994	2,683
Improvements to other real estate	(6)	(95)	(276)
Proceeds from sale of fixed assets	312	74	375
Premises and equipment expenditures	(3,731)	(7,357)	(8,056)
Net cash from investing activities	11,208	(150,234)	(92,812)
Cash flows from financing activities			
Net change in deposits, excluding deposits acquired via branch acquisitions	(14,652)	126,259	68,422
Net change in federal funds purchased and repurchase agreements	5,662	(9,868)	7,365
Proceeds from notes payable	106,800	70,000	79,000
Repayment of notes payable	(98,771)	(56,360)	(69,318)
Dividends paid	(3,819)	(3,761)	(3,531)
Proceeds from issuance of common stock	-	389	157
Net cash from financing activities	(4,780)	126,659	82,095
Net change in cash and cash equivalents	15,885	(12,387)	663
Cash and cash equivalents, beginning of year	32,168	44,555	43,892
Cash and cash equivalents, end of year	$ 48,053	$ 32,168	$ 44,555
Supplemental disclosures – cash and noncash			
Interest paid	$ 28,427	$ 27,993	$ 19,595
Income taxes paid	4,127	4,031	3,510
Loans converted to other real estate	5,941	4,152	3,136

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Greene County Bancshares, Inc. (the "Company") and its wholly owned subsidiary, Greene County Bank (the "Bank"), and the Bank's wholly owned subsidiaries, Superior Financial Services, Inc., GCB Acceptance Corp., Inc., and Fairway Title Company, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations: The Company primarily provides financial services through its offices in Eastern and Southeastern Tennessee. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, loans held for sale, and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan, deposit and other borrowing transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest and an allowance for loan losses.

Interest income is reported on the interest method over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. Most consumer loans are charged off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal and interest is doubtful. Interest accrued but not collected is reversed against interest income.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest received is recognized on the cash basis or cost recovery method until qualifying for return to accrual status. Accrual is resumed when all contractually due payments are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.

The Bank uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment and collateral status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income, liquidity, leverage and loan documentation, and any significant changes. A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at lower of cost or market when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives on a straight-line basis.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. The Company controls its interest rate risk with respect to mortgage loans held for sale and loan commitments expected to close by entering into agreements to sell loans. Commitments to extend credit primarily represent fixed rate mortgage loans. The commitments are generally for a period of 60 to 90 days and are at market rates. The aggregate market value of mortgage loans held for sale considers the sales prices of such agreements. The Company also provides currently for any losses on uncovered commitments to lend or sell. The Company sells mortgage loans servicing released.

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangibles: Purchased intangibles, core deposits and goodwill, are recorded at cost and amortized over the estimated life. Core deposits and goodwill amortization is straight-line over 10 years. Beginning January 1, 2002, goodwill will cease being amortized in accordance with the new accounting pronouncement described later in the footnote. Total goodwill and core deposit intangibles were $424 and $2,715 at year-end 2001.

On March 8, 2001, the Bank acquired a bank branch and sold one of its bank branches. As a result of this transaction, the Company's deposits decreased by approximately $7,600. Other than the reduction in deposits referenced above, the effect of this transaction on the Company's financial condition and results of operations was not material.

On December 7, 2001, the Bank completed its acquisition of three branch offices, acquiring approximately $31,000 in deposits and an immaterial amount of certain assets. A core deposit intangible asset of $1,584 was recorded.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Benefit Plans: Retirement Plan Expense is the amount contributed to the plan as determined by Board decision. Deferred Compensation Plan Expense is recognized during the year the benefit is earned.

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options using an option pricing model to estimate fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. During May 2001, the Company affected a five for one stock split in the form of a dividend. Earnings and dividends per share are restated for all stock splits and dividends through the issuance date of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity. Comprehensive income is presented in the consolidated statements of changes in shareholders' equity.

New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will result in lower annual amortization expense of $106.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $3,042 and $2,312 was required to meet regulatory reserve and clearing requirements at year-end 2001 and 2000. These balances do not earn interest.

Segments: Internal financial reporting is primarily reported and aggregated in five lines of business, banking, mortgage banking, consumer finance, subprime automobile lending, and title insurance. Banking accounts for 89.5% of revenues for 2001.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications: Certain items in prior year financial statements have been reclassified to conform to the 2001 presentation.

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 2 - SECURITIES

Securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2001				
Available for Sale				
U. S. Treasury and government agency	$ 19,098	$ 84	$ (21)	$ 19,161
Obligations of states and political subdivisions	1,367	5	-	1,372
Mortgage-backed	1,499	36	(1)	1,534
Trust preferred securities	6,500	-	-	6,500
	$ 28,464	$ 125	$ (22)	$ 28,567
Held to Maturity				
Obligations of states and political subdivisions	$ 833	$ 7	$ -	$ 840
2000				
Available for Sale				
U. S. Treasury and government agency	$ 43,302	$ 98	$ (37)	$ 43,363
Obligations of states and political subdivisions	1,416	2	(2)	1,416
Mortgage-backed	1,857	23	(1)	1,879
	$ 46,575	$ 123	$ (40)	$ 46,658
Hold to Maturity				
Obligations of states and political subdivisions	$ 1,866	$ 4	$ (1)	$ 1,869

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 2 - SECURITIES (Continued)

Contractual maturities of securities at year-end 2001 are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,332	$ 1,334	$ 385	$ 388
Due after one year through five years	11,962	11,957	-	-
Due after five years through ten years	3,413	3,438	98	102
Due after ten years	10,258	10,304	350	350
Mortgage-backed securities	1,499	1,534	-	-
Total maturities	$ 28,464	$ 28,567	$ 833	$ 840

There were no security sales during 2001, 2000 or 1999.

Securities with a carrying value of $13,784 and $38,897 at year-end 2001 and 2000 were pledged for public deposits and securities sold under agreements to repurchase.

NOTE 3 - LOANS

Loans at year-end were as follows:

	2001	2000
Commercial	$ 96,122	$ 87,680
Commercial real estate	295,002	288,254
Residential real estate	210,489	204,202
Consumer	80,314	88,687
Other	13,779	12,493
	695,706	681,316
Less: Unearned interest income	(13,159)	(14,248)
Allowance for loan losses	(11,221)	(11,728)
	$ 671,326	$ 655,340

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 3 - LOANS (Continued)

Activity in the allowance for loan losses is as follows:

	2001	2000	1999
Beginning balance	$ 11,728	$ 10,332	$ 10,253
Provision	5,959	8,009	3,133
Loans charged off	(7,830)	(7,788)	(4,017)
Recoveries of loans charged off	1,364	1,175	963
Balance, end of year	$ 11,221	$ 11,728	$ 10,332

Impaired loans were as follows:

	2001	2000	1999
Loans with allowance allocated	$ 11,243	$ 9,144	$ 5,591
Amount of allowance allocated	1,686	1,372	709
Average balance during the year	10,482	9,535	6,264
Interest income recognized during impairment	253	310	267
Cash-basis interest income recognized	-	-	-

Nonperforming loans were as follows:

	2001	2000
Loans past due 90 days still on accrual	$ 871	$ 475
Nonaccrual loans	5,857	4,813
Total	$ 6,728	$ 5,288

The aggregate amount of loans to executive officers and directors of the Company and their related interests was approximately $9,249 and $12,881 at year-end 2001 and 2000. During 2001 and 2000, new loans aggregating approximately $15,230 and $14,661 and amounts collected of approximately $18,862 and $13,995 were transacted with such parties.

(Dollar amounts in thousands, except share and per share data)

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment follows:

	2001	2000
Land	$ 4,752	$ 4,577
Premises	15,608	13,089
Leasehold improvements	1,591	1,791
Furniture, fixtures and equipment	9,727	8,458
Automobiles	59	781
Construction in progress	2,227	2,634
	33,964	31,330
Accumulated depreciation	(8,353)	(7,396)
	$ 25,611	$ 23,934

Rent expense for operating leases was $490 for 2001, $600 for 2000, and $467 for 1999. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present:

2002	$ 358
2003	276
2004	181
2005	82
2006	61
Thereafter	398
Total	$ 1,356

NOTE 5 - DEPOSITS

Time deposits of $100 thousand or more were $101,101 and $130,450 at year-end 2001 and 2000.

Scheduled maturities of all time deposits for the next five years were as follows:

2002	$ 228,268
2003	39,020
2004	64,294
2005	3,202
2006	414

The aggregate amount of deposits to executive officers and directors of the Company and their related interests was approximately $4,497 and $2,393 at year-end 2001 and 2000.

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 6 - BORROWINGS

Federal funds purchased, securities sold under agreements to repurchase and treasury tax and loan deposits are financing arrangements. Securities involved with the agreements are recorded as assets and are held by a safekeeping agent and the obligations to repurchase the securities are reflected as liabilities. Securities sold under agreements to repurchase consist of short-term excess funds and overnight liabilities to deposit customers arising from a cash management program. While effectively deposit equivalents, such arrangements are in the form of repurchase agreements.

Information concerning securities sold under agreements to repurchase at year-end 2001 and 2000 is as follows:

	2001	2000
Average month-end balance during the year	$ 6,833	$ 5,725
Average interest rate during the year	2.25%	4.95%
Maximum month-end balance during the year	$ 10,375	$ 9,928

Notes payable consist of the following at year-end:

	2001	2000
Fixed rate FHLB advances, from 4.60% to 6.35%, maturities from April, 2002 to September, 2013	$ 16,678	$ 2,018
Variable rate FHLB advances, from 4.56% to 5.76%, maturities from November, 2008 to January, 2010	49,500	55,500
Notes payable, interest due quarterly at 4.83%, principal due October, 2004 (2001). Note payable, interest due quarterly at 8%, principal due January, 2002 through January, 2008 (2000).	1,800	2,431
	$ 67,978	$ 59,949

Each advance is payable at its maturity date; however, prepayment penalties are required if paid before maturity. The advances are collateralized by a required blanket pledge of qualifying mortgage loans totaling $165,346 and $92,499 at year-end 2001 and 2000.

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 6 - BORROWINGS (Continued)

Scheduled maturities of notes payable over the next five years are:

	Total
2002	$ 15,357
2003	268
2004	1,925
2005	133
2006	146
Thereafter	50,149
	$ 67,978

At year-end 2001, the Company had approximately $70,900 of federal funds lines of credit available from correspondent institutions, $18,569 in unused lines of credit with the FHLB, and $56,300 letters of credit with the FHLB.

NOTE 7 - BENEFIT PLANS

The Company has a profit sharing plan which allows employees to contribute from 1% to 20% of their compensation. The Company contributes an additional amount at a discretionary rate established annually by the Board of Directors. Company contributions to the Plan were $512, $923 and $707 for 2001, 2000 and 1999.

Directors have deferred some of their fees for future payment, including interest. The amount accrued for deferred compensation was $1,435 and $1,269 at year-end 2001 and 2000. Amounts expensed under the plan were $262, $222 and $188 during 2001, 2000, and 1999. Related to these plans, the Company purchased single premium life insurance contracts on the lives of the related participants. The cash surrender value of these contracts is recorded as an asset of the Company.

NOTE 8 - INCOME TAXES

Income tax expense is summarized as follows:

	2001	2000	1999
Current – federal	$ 3,974	$ 3,075	$ 4,341
Current – state	530	314	1,059
Deferred	543	(1,183)	(150)
	$ 5,047	$ 2,206	$ 5,250

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 8 - INCOME TAXES (Continued)

Deferred income taxes reflect the effect of "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws. The tax effects of the primary temporary differences giving rise to the Company's net deferred tax assets and liabilities are as follows:

	2001		2000	
	Assets	Liabilities	Assets	Liabilities
Allowance for loan losses	$ 4,365	$ -	$ 4,562	$ -
Deferred compensation	778	-	708	-
Depreciation	-	(965)	-	(786)
FHLB dividends	-	(529)	-	(418)
Core deposit intangible	-	(171)	-	(214)
Unrealized (gain) loss on securities	-	(39)	-	(32)
Other	17	-	186	-
Total deferred income taxes	$ 5,160	$ (1,704)	$ 5,456	$ (1,450)

A reconciliation of expected income tax expense at the statutory federal income tax rate of 35% with the actual effective income tax rates is as follows:

	2001	2000	1999
Statutory federal tax rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	3.1	(1.6)	4.9
Tax exempt income	(.3)	(.7)	(.1)
Other	(2.9)	(4.1)	(2.5)
	34.9%	28.6%	37.3%

NOTE 9 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer-financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 9 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

Financial instruments with off-balance-sheet risk were as follows at year-end:

	2001	2000
Commitments to make loans – fixed	$ 8,358	$ 1,431
Commitments to make loans – variable	8,653	2,480
Unused lines of credit	96,037	95,321
Letters of credit	6,304	6,231

The fixed rate loan commitments have interest rates ranging from 6.49% to 8.00% and maturities ranging from one year to five years.

NOTE 10 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

(Continued)

NOTE 10 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

At year-end, the capital requirements were met, as the Company and the Bank were considered well capitalized under regulations. Actual capital levels and minimum required levels (in millions) were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Amounts to be Well Capitalized Under Prompt Corrective Action Provisions	
	Actual	Ratio	Actual	Ratio	Actual	Ratio
2001						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 73.9	11.1%	$ 53.1	8.0%	$ 66.4	10.0%
Bank	74.8	11.3	52.9	8.0	66.2	10.0
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 65.7	9.9%	$ 26.6	4.0%	$ 39.9	6.0%
Bank	66.4	10.0	26.5	4.0	39.7	6.0
Tier 1 Capital (to Average Assets)						
Consolidated	$ 65.7	8.2%	$ 32.3	4.0%	$ 40.4	5.0%
Bank	66.4	8.3	32.3	4.0	40.3	5.0
2000						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 69.2	11.1%	$ 50.1	8.0%	$ 62.7	10.0%
Bank	70.1	11.2	50.0	8.0	62.6	10.0
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 61.4	9.8%	$ 25.1	4.0%	$ 37.6	6.0%
Bank	62.2	10.0	25.0	4.0	37.6	6.0
Tier 1 Capital (to Average Assets)						
Consolidated	$ 61.4	7.9%	$ 31.2	4.0%	$ 39.0	5.0%
Bank	62.2	8.0	31.3	4.0	39.1	5.0

The Company's primary source of funds to pay dividends to shareholders is the dividends it receives from the Bank. Applicable state laws and the regulations of the Federal Reserve Bank and the Federal Deposit Insurance Corporation regulate the payment of dividends. Under the state regulations, the amount of dividends that may be paid is limited only to the extent that the remaining balance of retained earnings is at least equal to the capital stock amounts of the Bank; however, future dividends will be dependent on the level of earnings, capital and liquidity requirements and considerations of the Bank and Company.

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 11 - STOCK OPTIONS

The Company maintains a stock option plan, whereby a maximum of 480,000 stock options may be issued to selected key executives. The exercise price of each option is the fair market value of the Company's common stock on the date of grant. The maximum term of the options is ten years and the options vest at an annual rate of 20%. At year-end 2001, 244,260 shares are authorized for future grant.

The Company also has a stock option plan that grants a key executive fully vested options to purchase 9,000 shares per year at one and one-half times year end book value. Compensation expense associated with these options was $20 for 2001, $168 for 2000, and $156 for 1999.

A summary of the Company's option activity and related information for the years ended 2001, 2000, and 1999 is presented below:

	Key Executive		Other Key Executives		Total	
2001	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	45,000	$ 12.15	145,865	$ 24.90	190,865	$ 21.89
Granted	9,000	15.09	42,065	16.00	51,065	15.84
Exercised	-	-	-	-	-	-
Forfeited	-	-	(4,200)	31.00	(4,200)	31.00
Outstanding at end of year	54,000	$ 12.64	183,730	$ 22.72	237,730	$ 20.43
Options exercisable at year-end	54,000	$ 12.64	77,458	$ 20.85	131,458	$ 17.48
Fair value of each option granted during the year		$ 3.58		$ 3.26		

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 11 – STOCK OPTIONS (Continued)

	Key Executive		Other Key Executives		Total	
2000	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	36,000	$ 11.72	125,155	$ 21.53	161,155	$ 19.34
Granted	9,000	13.86	42,065	32.00	51,065	28.80
Exercised	-	-	(20,655)	18.78	(20,655)	18.78
Forfeited	-	-	(700)	30.00	(700)	30.00
Outstanding at end of year	45,000	$ 12.15	145,865	$ 24.90	190,865	$ 21.89
Options exercisable at year-end	45,000	$ 12.15	52,285	$ 18.32	97,285	$ 15.47
Fair value of each option granted during the year		$ 18.65		$ 6.57		
1999						
Outstanding at beginning of year	27,000	$ 11.16	103,615	$ 17.23	130,615	$ 15.97
Granted	9,000	13.41	38,735	30.00	47,735	26.87
Exercised	-	-	(12,245)	12.82	(12,245)	12.82
Forfeited	-	-	(4,950)	19.25	(4,950)	19.25
Outstanding at end of year	36,000	$ 11.72	125,155	$ 21.53	161,155	$ 19.34
Options exercisable at year-end	36,000	$ 11.72	42,320	$ 15.21	78,320	$ 13.61
Fair value of each option granted during the year		$ 17.24		$ 7.06		

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 11 – STOCK OPTIONS (Continued)

Options outstanding at year-end 2001 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number Outstanding	Average Weighted Remaining Contractual Life	Number Exercisable	Average Weighted Exercise Price
*$10.13 - $15.09	54,000	7.5	54,000	$ 12.64
$ 9.67 - $32.00	183,730	7.8	77,458	$ 20.85

*Granted in connection with compensation for the key executive.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999: dividend growth rate of 2.5%, 5%, and 15%, risk-free interest rate of 5.17%, 5.10% and 6.45%, expected lives of seven years, and estimated volatility of 20.14%, 9.62 % and 10.07%.

No expense for stock options to other key executives is recorded, as the grant price equals the market price of the stock at grant date. The following disclosures show the effect on income and earnings per share had the options' fair value been recorded using an option pricing model. If additional options are granted, the pro forma effect will increase in the future.

	2001		2000		1999	
	As Reported	Proforma	As Reported	Proforma	As Reported	Proforma
Net income	$ 9,423	$ 9,286	$ 5,513	$ 5,348	$ 8,825	$ 8,743
Basic earnings per share	$ 1.38	$ 1.36	$ .81	$ .79	$ 1.30	$ 1.29
Diluted earnings per share	$ 1.38	$ 1.36	$ .80	$ .78	$ 1.29	$ 1.28

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 12 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations are presented below.

	2001	2000	1999
Basic Earnings Per Share			
Net income	$ 9,423	$ 5,513	$ 8,825
Weighted average common shares outstanding	6,818,890	6,814,075	6,791,565
Basic Earnings Per Share	$ 1.38	$ .81	$ 1.30
Diluted Earnings Per Share			
Net income	$ 9,423	$ 5,513	$ 8,825
Weighted average common share outstanding	6,818,890	6,814,075	6,791,565
Add: Dilutive effects of assumed conversions and exercises of stock options	18,490	57,415	55,125
Weighted average common and dilutive potential common shares outstanding	6,837,380	6,871,490	6,846,690
Diluted Earnings Per Share	$ 1.38	$ .80	$ 1.29

Stock options of 114,937 were excluded from the 2001 diluted earnings per share because their impact was antidilutive.

(Dollar amounts in thousands, except share and per share data)

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of the Company's financial instruments are as follows at year-end 2001 and 2000.

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 48,053	$ 48,053	$ 32,168	$ 32,168
Interest bearing deposits with other banks	1,100	1,100	-	-
Securities available for sale	28,567	28,567	46,658	46,658
Securities held to maturity	833	840	1,866	1,869
Loans held for sale	7,945	7,960	1,725	1,725
Loans, net	671,326	671,862	655,340	652,123
FHLB and Bankers Bank stock	4,538	4,538	4,254	4,254
Accrued interest receivable	4,506	4,506	6,311	6,311
Financial liabilities:				
Deposit accounts	$ 653,913	$ 661,348	$ 648,641	$ 649,675
Federal funds purchased and repurchase agreement	10,375	10,375	4,713	4,713
Notes payable	67,978	66,879	59,949	59,833
Accrued interest payable	3,552	3,552	3,516	3,516

The following methods and assumptions were used to estimate the fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and short-term instruments, demand deposits, liabilities for borrowed money, variable rate loans or deposits that reprice frequently and fully, and accrued interest receivable and payable. Securities available for sale fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. Fair value of mortgage loans held for sale is based on current market price for such loans. Liabilities for borrowed money are estimated using rates of debt with similar terms and remaining maturities. The fair value of off-balance sheet items is based on current fees or costs that would be charged to enter into or terminate such arrangements which is not material. The fair value of commitments to sell loans is based on the difference between the interest rates committed to sell at and the quoted secondary market price for similar loans, which is not material.

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 14 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

BALANCE SHEETS
Years ended December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from financial institutions	$ 176	$ 1,027
Investment in subsidiary	68,480	62,739
Cash surrender value of life insurance contracts	234	223
Other	2,151	2,146
Total assets	$ 71,041	$ 66,135
Total liabilities	$ 2,414	$ 3,125
Shareholders' equity	68,627	63,010
Total liabilities and shareholders' equity	$ 71,041	$ 66,135

STATEMENTS OF INCOME
Years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Dividends from subsidiaries	$ 4,006	$ 3,959	$ 3,769
Other income	245	187	198
Interest expense	(190)	(198)	(197)
Other expense	(642)	(741)	(707)
Income before income taxes	3,419	3,207	3,063
Income tax benefit	(263)	(310)	(296)
Equity in undistributed net income of subsidiaries	5,741	1,996	5,466
Net income	$ 9,423	$ 5,513	$ 8,825

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 14 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)

STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Operating activities			
Net income	$ 9,423	$ 5,513	$ 8,825
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiaries	(5,741)	(1,996)	(5,466)
Depreciation and amortization	216	216	216
Change in assets	(157)	(213)	(297)
Change in liabilities	(131)	61	86
Net cash from operating activities	3,610	3,581	3,364
Investing activities			
Increase in cash surrender value of life insurance	(11)	(10)	(10)
Net cash from investing activities	(11)	(10)	(10)
Financing activities			
Dividends paid	(3,819)	(3,761)	(3,531)
Proceeds from issuance of common stock	-	389	157
Proceeds from notes payable	1,800	-	-
Repayment of debt	(2,431)	(40)	(40)
Net cash from financing activities	(4,450)	(3,412)	(3,414)
Net change in cash and cash equivalents	(851)	159	(60)
Cash and cash equivalents, beginning of year	1,027	868	928
Cash and cash equivalents, end of year	$ 176	$ 1,027	$ 868

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 15 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components were as follows.

	2001	2000	1999
Unrealized holding gains and losses on securities available for sale, net of tax	$ 13	$ 69	$ (112)
Less reclassification adjustments for gains and losses later recognized in income, net of tax	-	-	-
Other comprehensive income	$ 13	$ 69	$ (112)

NOTE 16 - SEGMENT INFORMATION

The Company's operating segments include banking, mortgage banking, consumer finance, subprime automobile lending and title insurance. The reportable segments are determined by the products and services offered, and internal reporting. Loans, investments, and deposits provide the revenues in the banking operation, loans and fees provide the revenues in consumer finance, mortgage banking, and subprime lending and insurance commissions provide revenues for the title insurance company. Mortgage banking, consumer finance, subprime automobile lending and title insurance do not meet the quantitative threshold on an individual basis, and are therefore shown below in "other". All operations are domestic.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income and noninterest income. Income taxes are allocated based on income before income taxes and indirect expenses (includes management fees) are allocated based on time spent for each segment. Transactions among segments are made at fair value. Information reported internally for performance assessment follows.

2001	Banking	Other Segments	Total
Net interest income	$ 33,441	$ 6,060	$ 39,501
Provision for loan losses	1,258	4,701	5,959
Noninterest income	7,707	1,886	9,593
Noninterest expense	23,601	5,064	28,665
Income tax expense	5,778	(731)	5,047
Segment profit	$ 10,511	$ (1,088)	$ 9,423
Segment assets	$ 773,567	$ 38,045	$ 811,612

(Dollar amounts in thousands, except share and per share data)

NOTE 16 - SEGMENT INFORMATION (Continued)

2000	Banking	Other Segments	Total Segments
Net interest income	$ 32,643	$ 5,910	$ 38,553
Provision for loan losses	3,727	4,282	8,009
Noninterest income	4,785	1,783	6,568
Noninterest expense	22,328	7,065	29,393
Income tax expense	3,701	(1,495)	2,206
Segment profit	$ 7,672	$ (2,159)	$ 5,513
Segment assets	$ 747,805	$ 41,312	$ 789,117

1999	Banking	Other Segments	Total Segments
Net interest income	$ 28,575	$ 6,912	$ 35,487
Provision for loan loss	1,287	1,846	3,133
Noninterest income	4,035	2,296	6,331
Noninterest expense	18,404	6,206	24,610
Income tax expense	4,844	406	5,250
Segment profit	$ 8,075	$ 750	$ 8,825
Segment assets	$ 611,420	$ 44,592	$ 656,012

NOTE 17 - SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Presented below is a summary of the consolidated quarterly financial data:

	For the three months ended			
Summary of Operations	3/31/01	6/30/01	9/30/01	12/31/01
Interest income	$ 18,182	$ 17,150	$ 16,783	$ 15,849
Net interest income	10,260	9,794	9,727	9,720
Provision for loan losses	1,439	1,168	1,493	1,859
Income before income taxes	4,602	4,065	3,678	2,125
Net income	2,908	2,441	2,335	1,739
Basic earnings per share	.43	.36	.34	.26
Diluted earning per share	.42	.36	.33	.25
Dividends per common share	.12	.12	.12	.20
Average common shares outstanding	6,818,890	6,818,890	6,818,890	6,818,890
Average common shares outstanding – diluted	6,879,165	6,858,866	6,851,779	6,837,380

(Continued)

(Dollar amounts in thousands, except share and per share data)

NOTE 17 - SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(Continued)

	For the three months ended			
Summary of Operations	3/31/00	6/30/00	9/30/00	12/31/00
Interest income	$ 15,585	$ 16,647	$ 17,231	$ 18,233
Net interest income	9,524	9,715	9,592	9,722
Provision for loan losses	1,717	1,077	1,122	4,093
Income before income taxes	3,008	3,119	3,188	(1,596)
Net income	2,157	1,894	1,926	(464)
Basic earnings per share	.32	.28	.28	(0.07)
Diluted earnings per share	.31	.28	.28	(0.07)
Dividends per common share	.12	.12	.12	0.19
Average common shares outstanding	6,802,155	6,809,805	6,812,645	6,818,335
Average common shares outstanding – diluted	6,858,185	6,863,055	6,870,695	6,873,875

Note: The large increase in the provision for loan losses during the fourth quarter of 2000, as compared to prior periods, is primarily a result of a decline in consumer loan quality.

MARKET AND DIVIDEND INFORMATION

There are 6,818,890 shares of Common Stock outstanding and approximately 1,860 shareholders of record of the Common Stock as of March 26, 2002.

There is no established public trading market in which shares of the Common Stock are regularly traded, nor are there any uniformly quoted prices for shares of the Common Stock. The following table sets forth certain information known to management as to the prices at the end of each quarter for the Common Stock and cash dividends declared per share of Common Stock for the calendar quarters indicated.

	Sales Price at Quarter-End	Dividends Declared Per Share[1]
2001:		
First quarter	$32.00	$0.12
Second quarter	26.88	0.12
Third quarter	18.00	0.12
Fourth quarter	16.00	0.20
		$0.56
2000:		
First quarter	$30.00	$0.12
Second quarter	30.00	0.12
Third quarter	32.00	0.12
Fourth quarter	32.00	0.19
		$0.55

(1) For information regarding restrictions on the payment of dividends by the Bank to the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources" in this Annual Report. See also Note 10 of Notes to Consolidated Financial Statements.

OFFICERS

GREENE COUNTY BANK

Chairman of the Board, President and Chief Executive Officer
R. Stan Puckett

Senior Vice Presidents
William C. Adams, Jr.,
Chief Information Officer
Steven L. Droke,
Chief Credit Officer
Allen R. Jones
Steve Ottinger
William F. Richmond,
Chief Financial Officer
Kent Vaught
Senior Regional Executive
Hugh Wells

Vice Presidents
Wanda Brooks
Carolyn Broyles
Charles Fisher
Julia Frazier
Bobby Hamby
Bobby Holt
Phil Justis
Anthony Price
Mike Quarles

Assistant Vice Presidents
John Freshour
Pam Maggio
Ricky Shelton
Bob Susong
Patricia Wasson

Banking Officers
Traci Barnes
Beth Brown
Judy Cooter
Kenitha Dearman
Tim Hybarger
Bland Justis
Shirley Jones
Peter Mason
Chris O'Dell
Darla Paxton
Gwen Pauley
Steve Seeger
Debbie Swatzell
Ben Thomas
Heather White
Jennifer Williams

Bank Branches

Greene County Bank, Hot Springs, North Carolina[1]

Banking Officer
W.C. Wood

Washington County Bank[1]

President
Randy Humphreys,
Regional Executive

Senior Vice President
Bob Armstrong

Vice Presidents
Barbara Gage
Dottie Stout
Jeff Williams

Assistant Vice Presidents
Sherry Dye
Donna Hopson
Stephanie Sizemore
Mike Talley

Hamblen County Bank[1]

President
John McGuffin,
Regional Executive

Senior Vice President
Louis Jarvis

Banking Officer
Willie Swatzell

Bank of Bulls Gap[1]

Assistant Vice President
Jeanette Edens

Banking Officer
Diannia Kesterson

Sullivan County Bank[1]

President
Brad Hoover,
Regional Executive

Banking Officers
Amy Bailey
Susan Cole
Darla Freeman
Terry Hurley

Cocke County Bank[1]

Vice President
L.C. Gregg,
Regional Executive

Banking Officer
Denise Holt

American Fidelity Bank[1]

Senior Regional Executive
Kent Vaught

Executive Vice President
Kenny Coulter

Senior Vice Presidents
Mike Lewis
Mike Stuart

Vice Presidents
Larry Cochran
Dee Dee Horton
Kevin Lambert
Brenda Landry-Pilson
Jerry Simmerly

Assistant Vice Presidents
Marsha Coggins
Suzanne Wallace

Banking Officers
Sandy Beshore
Jennifer Chasteen
Danny Crabtree
Leslie Quarles
Melanie Lafollette
Linda Sperry
Michael Spears
Rhonda Stinnett
William Timmons
Trish Turner

Bank of Niota/Bank of Athens[1]

President
Frank Snyder,
Regional Executive

Senior Vice President
Marty Livingston

Vice Presidents
Janet Anderson
Joy Mullinax
Sherry Sewell

Assistant Vice President
Amy Maynor

Banking Officers
Michelle Hoppe

Community Trust Bank[1]
Vice President
Brent Heiskell

Bank of Bristol[1]
President
Scott MacMorran
Regional Executive

Vice President
Joy Krantz

Assistant Vice President
Peggy Littleton

Banking Officer
Rebecca L. Teamer

Hawkins County Bank[1]

President
Frank Proffit
Regional Executive

Vice President
Patricia Stidham

Assistant Vice Presidents
Glenn Hutchins
James McClellan
Bridget Trent

Banking Officer
Sharlene Spaulding

Loudon County Bank[1]

President
Steve Henry
Regional Executive

Senior Vice President
Ronnie McNabb

Vice Presidents
Susan Clendenen
Faye Townsend

Banking Officers
Debbie Bozeman
Linda Jett
Jodi Monroe

President's Trust

Senior Trust Officer
Gary Poling

Assistant Vice President
Kimlin Herald

Greene County Bank Mortgage Divisi

Senior Vice President
Cathy Neubert

Assistant Vice Presidents
Mike McCall
Sandy Jurek

Operating Subsidiaries

Superior Financial Services, Inc.

President
David L. Raulerson

Vice President
Chuck Anderson

GCB Acceptance Corporation

President
Jeff Smith

Assistant Vice President
Tim Castle

Banking Officer
Steve Foutch

Fairway Title Company

President
Cathy Neubert

[1]A Greene County Bank office, Greeneville, Tennessee.

BANK OFFICES OF GREENE COUNTY BANK

(All branches are in Tennessee unless otherwise stated)

Greene County	100 N. Main St., Greeneville *841 Tusculum Blvd., Greeneville 211 W. Summer St., Greeneville 560 Van Hill Rd., Greeneville (Baileyton branch) *503 Asheville Hwy., Greeneville *3015 E. Andrew Johnson Hwy., Greeneville *17 Spring Street N., Mosheim
Washington County *(doing business as Washington County Bank)*	*150 N. Lincoln Avenue, Jonesborough *503 N. State of Franklin Road, Johnson City *4309 North Roan Street, Johnson City
Hamblen County *(doing business as Hamblen County Bank)*	*1908 W. Andrew Johnson Hwy., Morristown *3610 W. Andrew Johnson Hwy., Morristown
Sullivan County *(doing business as Sullivan County Bank)* *(doing business as First Bristol Bank)*	*110 East Center Street, Kingsport *1410 Volunteer Parkway, Bristol
Hawkins County *(doing business as Bank of Bulls Gap)* *(doing business as Hawkins County Bank)*	105 N. Main Street, Bulls Gap *210 West Main Street, Rogersville *410 Park Blvd., Rogersville *290 Bellamy Avenue, Surgoinsville
Cocke County *(doing business as Cocke County Bank)*	*602 Cosby Hwy., Newport
Blount County *(doing business as American Fidelity Bank)*	*325 W. Joule Street, Alcoa *403 Foothills Mall Drive, Maryville *2215 E. Lamar Alexander Parkway, Maryville *2747 East Broadway, Maryville
Knox County *(doing business as GCB Mortgage Division)*	144-E Market Place Blvd., Knoxville
Loudon County *(doing business as Community Bank of Loudon County)*	510 Highway 321 North, Lenoir City
McMinn County *(doing business as Bank of Athens)* *(doing business as Bank of Niota)*	*1305 Decatur Pike, Athens *204 E. Main Street, Niota
Madison County *(doing business as Greene County Bank)*	164 Bridge Street, Hot Springs, North Carolina
Monroe County *(doing business as Community Trust Bank)*	4653 Monroe Plaza, Highway 411, Madisonville
Wilson County *(doing business as President's Trust)*	125 Castle Heights Avenue North, Suite B, Lebanon

*These locations have ATM machines for your 24-hour convenience.

SUBSIDIARIES OF GREENE COUNTY BANK

SUPERIOR FINANCIAL SERVICES, INC.

Greene County	1190 E. Andrew Johnson Hwy., Greeneville
Blount County	235 N. Calderwood St., Alcoa 704 W. Lamar Alexander Parkway, Maryville
Hamblen County	310 N. Fairmont Ave., Morristown
McMinn County	1305B Decatur Pike, Athens
Washington County	508-B West Oakland Avenue, Johnson City
Sullivan County	1145 Volunteer Parkway, Bristol 1567 North Eastman Road, Kingsport
Sevier County	125 Henderson Drive, Sevierville
Knox County	5539 Clinton Hwy., Knoxville
Hamilton County	6231 Perimeter Drive, Chattanooga

GCB ACCEPTANCE CORPORATION

Washington County	2882 Boones Creek Road, Johnson City

FAIRWAY TITLE COMPANY

Knox County[1]	144-E Market Place Blvd., Knoxville
Washington County[2]	4309 North Roan Street, Johnson City

[1] Office is located in the main office of Greene County Bank's mortgage division located in Knox County, Tennessee.

[2] Office is located in the Washington County Bank branch office of Greene County Bank.

CORPORATE INFORMATION

DIRECTORS

R. Stan Puckett, Chairman of the Board, President, and Chief Executive Officer
Greene County Bancshares, Inc

Phil M. Bachman, Director
President, Bachman-Bernard Motors (automobile dealer)

Charles S. Brooks, Director
Chairman of the Board, McInturff, Milligan & Brooks (insurance agency)

Ralph T. Brown, Director [(a)]
Retired dentist

Bruce Campbell, Director
President and Chief Operating Officer, Forward Air Corporation (transportation)

W.T. Daniels, Director
Property Manager

James A. Emory, Director
Retired; former President, J.A.E. Foods, Inc. (restaurant management)

Jerald K. Jaynes, Director
Retired; former President and Chief Executive Officer, Unaka Co., Inc. (manufacturing)

Terry Leonard, Director
Owner/Operator Leonard & Associates (manufacturing)

H.J. Moser, III, Director
President, Tennessee Valley Resources, Inc. (limestone and sand distribution company)

Davis Stroud, Director and Secretary
Retired; former Executive Vice President Greene County Bancshares, Inc.

Charles H. Whitfield, Jr., Director
President and Chief Executive Officer, Laughlin Memorial Hospital (hospital management)

(a) Dr. Brown will retire effective at the 2002 Annual Meeting of Stockholders and thereafter serve as a Director Emeritus.

DIRECTORS EMERITUS

Helen Horner — Dr. Nathan Horner — Harrison Lamons[(b)] — J.W. Douthat

(b) Mr. Lamons passed away on January 15, 2002.

OFFICERS

R. Stan Puckett, President and Chief Executive Officer
William F. Richmond, Senior Vice President and Chief Financial Officer

---

ANNUAL MEETING

The 2002 Annual Meeting of Shareholders will be held at 11:00 a.m., local time, on Wednesday, April 24, 2002 at the General Morgan Inn, 111 North Main Street, Greeneville, Tennessee.

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders as of the record date for the 2002 Annual Meeting upon written request to the Secretary, Greene County Bancshares, Inc., 100 North Main Street, Greeneville, Tennessee 37743.